As filed with the Securities and Exchange Commission on July 26, 2004

Registration No. 333- 116562

811-21594

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FLEXIBLE PREMIUM VARIABLE ANNUITY—G

FORM N-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933  ☒

Pre-Effective Amendment No.  ☒ 1

Post-Effective Amendment No.

and

REGISTRATION STATEMENT

Under

THE INVESTMENT COMPANY ACT OF 1940  ☒

Amendment No. 1

SEPARATE ACCOUNT VA-W

(Exact Name of Registrant)

TRANSAMERICA LIFE INSURANCE COMPANY

(Name of Depositor)

4333 Edgewood Road N.E.

Cedar Rapids, IA 52499-0001

(Address of Depositor’s Principal Executive Offices)

Depositor’s Telephone Number: (319) 297-8468

Darin D. Smith, Esq.

Transamerica Life Insurance Company

4333 Edgewood Road, N.E.

Cedar Rapids, IA 52499-4240

(Name and Address of Agent for Service)

Copy to:

Frederick R. Bellamy, Esq.

Sutherland, Asbill and Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, D.C. 20004-2415

Title of Securities Being Registered:            Flexible Premium Variable Annuity Policies

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of the Registration statement.

Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Statements of Additional Information, Supplements and Exhibits of Separate Account VA W are hereby incorporated by reference to Form N-4 Registration Statement (333-116562 and 811-21594) filed on June 17, 2004.

The information in this prospectus is not complete and may be changed. This Prospectus is contained in a registration statement filed with the Securities and Exchange Commission and we may not sell these securities until that registration statement is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion, Issued July 27, 2004)

FLEXIBLE PREMIUM VARIABLE ANNUITY - G

Issued Through

SEPARATE ACCOUNT VA W

By

TRANSAMERICA LIFE INSURANCE COMPANY

Prospectus

                    , 2004

This flexible premium deferred annuity policy has several investment choices. There is a separate account that currently offers various underlying fund portfolios. There is also a fixed account, which offers interest at rates that are guaranteed by Transamerica Life Insurance Company (The Company). You can choose any combination of these investment choices. You bear the entire investment risk for all amounts you put in the separate account.

This prospectus and the underlying fund prospectuses give you important information about the policies and the underlying fund portfolios. Please read them carefully before you invest and keep them for future reference.

If you would like more information about the Flexible Premium Variable Annuity – G, you can obtain a free copy of the Statement of Additional Information (SAI) dated                     , 2004. Please call us at (800) 525-6205 or write us at: Transamerica Life Insurance Company, Attention: Customer Care Group, P.O. Box 3183, Cedar Rapids, Iowa, 52406-3183. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and the SAI is incorporated herein by reference. More information about the variable annuity can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information. The table of contents of the SAI is included at the end of this prospectus.

Please note that the policies and the separate account investment choices:

•	are not bank deposits

•	are not federally insured

•	are not endorsed by any bank or government agency

•	are not guaranteed to achieve their goal

•	are subject to risks, including loss of premium

The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PORTFOLIOS ASSOCIATED WITH THE SUBACCOUNTS

AEGON/Transamerica Series Fund, Inc. – Service Class

Managed by AEGON/Transamerica Fund Advisers, Inc.

Asset Allocation – Conservative Portfolio

Asset Allocation – Moderate Portfolio

Asset Allocation – Moderate Growth Portfolio

Subadvised by Transamerica Investment Management, LLC

Transamerica Money Market

GLOSSARY OF TERMS

Accumulation Unit—An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Adjusted Policy Value—The policy value increased or decreased by any excess interest adjustment.

Annuitant—The person on whose life any annuity payments involving life contingencies will be based.

Annuity Commencement Date—The date upon which annuity payments are to commence. This date may be any date at least thirty days after the policy date and may not be later than the last day of the policy month following the month after the annuitant attains age 98. The annuity commencement date may have to be earlier for qualified policies and may be earlier if required by state law.

Annuity Payment Option—A method of receiving a stream of annuity payments selected by the owner.

Cash Value—The adjusted policy value less any applicable surrender charge and rider fees (imposed upon surrender).

Excess Interest Adjustment—A positive or negative adjustment to amounts surrendered (both partial or full surrenders and transfers) or applied to annuity payment options from the fixed account guaranteed period options prior to the end of the guaranteed period. The adjustment reflects changes in the interest rates declared by the Company since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

Fixed Account—One or more investment choices under the policy that are part of the Company’s general assets and are not in the separate account.

Guaranteed Period Options—The various guaranteed interest rate periods of the fixed account which the Company may offer and into which premium payments may be paid or amounts transferred.

Owner— The person who may exercise all rights and privileges under the policy. The owner during the lifetime of the annuitant and prior to the annuity commencement date is the person designated as the owner in the information provided to us to issue a policy.

Policy Date— The date shown on the policy data page attached to the policy and the date on which the policy becomes effective.

Policy Value—On or before the annuity commencement date, the policy value is equal to the owner’s:

•	premium payments; minus

•	gross partial surrenders (partial surrenders minus excess interest adjustments plus the surrender charge on the portion of the requested partial surrender that is subject to the surrender charge); plus

•	interest credited in the fixed account; plus

•	accumulated gains in the separate account; minus

•	accumulated losses in the separate account; minus

•	service charges, rider fees, premium taxes, transfer fees, and other charges, if any.

Policy Year—A policy year begins on the policy date and on each policy anniversary.

Separate Account—Separate Account VA W, a separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which premium payments under the policies may be allocated.

Subaccount—A subdivision within the separate account, the assets of which are invested in specified underlying fund portfolios.

You (Your)—the owner of the contract.

SUMMARY

The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail.

1.	THE ANNUITY POLICY

The flexible premium deferred variable annuity policy offered by Transamerica Life Insurance Company (The Company, we, us, or our) provides a way for you to invest on a tax-deferred basis in the following investment choices: various subaccounts of the separate account and the fixed account of the Company. The policy is intended to accumulate money for retirement or other long-term investment purposes.

This policy currently offers subaccounts that are listed in Section 3. Each subaccount invests exclusively in shares of one of the underlying funds. The policy value may depend on the investment experience of the selected subaccounts. Therefore, you bear the entire investment risk with respect to all policy value in any subaccount. You could lose the amount that you invest.

The fixed account offers an interest rate that the Company guarantees.

The policy, like all deferred annuity policies, has two phases: the “accumulation phase” and the “income phase.” During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you take them out of the policy. The income phase occurs when you annuitize and begin receiving regular annuity payments from your policy. The money you can accumulate during the accumulation phase will largely determine the payments you receive during the income phase.

2.	PURCHASE

You can buy a nonqualified policy with $5,000 or more, and a qualified policy with $1,000 or more, under most circumstances. You can add as little as $50 at any time during the accumulation phase.

3.	INVESTMENT CHOICES

You can allocate your premium payments to one or more of the following underlying fund portfolios described in the underlying fund prospectuses:

Asset Allocation – Conservative Portfolio – Service Class

Asset Allocation – Growth Portfolio – Service Class

Asset Allocation – Moderate Growth Portfolio – Service Class

Transamerica Money Market – Service Class

Depending upon their investment performance, you can make or lose money in any of the subaccounts.

You can also allocate your premium payments to the fixed account.

We currently allow you to transfer money between any of the investment choices during the accumulation phase. We reserve the right to impose a $10 fee for each transfer in excess of 12 transfers per policy year and to impose restrictions and limitations on transfers.

4.	PERFORMANCE

The value of the policy will vary up or down depending upon the investment performance of the subaccounts you choose. We provide past performance information in Appendix A and in the SAI. This data does not indicate future performance.

5.	EXPENSES

Note: The following section on expenses and the Annuity Policy Fee Table and expense examples only apply to policies issued after the date of this prospectus.

No deductions are made from premium payments at the time you buy the policy so that the full amount of each premium payment is invested in one or more of your investment choices.

We may deduct a surrender charge of up to 8% of premium payments surrendered within seven years after the premium is paid. We will calculate surrender charges by taking the earnings, if any, out before premium payments.

Full surrenders, partial surrenders, and transfers from a guaranteed period option of the fixed account may also be subject to an excess interest adjustment, which may increase or decrease the amount you receive. This adjustment may also apply to amounts applied to an annuity payment option from a guaranteed period option of the fixed account prior to the end of the guaranteed period option.

We deduct daily mortality and expense risk fees and administrative charges at an annual rate of 1.65% (if you choose the “Return of Premium Death Benefit”), or 1.85% (if you choose the Annual Step-Up Death Benefit) from the assets in each subaccount.

During the accumulation phase, we deduct an annual service charge of no more than $35 from the policy value on each policy anniversary and at the time of surrender. The charge is waived if either the policy value or the sum of all premium payments, minus all partial surrenders, is at least $50,000.

Upon full surrender, payment of a death benefit, or when annuity payments begin, we will deduct state premium taxes, if applicable, which currently range from 0% to 3.50%.

If you elect the 5 For Life rider, there is a annual fee of 0.75% of the total withdrawal base.

If you elect the Initial Payment Guarantee when you annuitize, there is a daily fee currently equal to an annual rate of 1.25% of the daily net asset value in the subaccounts.

If you elect the Additional Death Distribution, there is an annual fee during the accumulation phase of 0.25% of the policy value.

The value of the net assets of the subaccounts will reflect the management fee and other expenses incurred by the underlying fund portfolios.

6.	ACCESS TO YOUR MONEY

You can generally take out $500 or more anytime during the accumulation phase (except under certain qualified policies). You may generally take free of surrender charges each year:

•	10% of your premium payments; or

•	any gains in the policy.

Amounts surrendered in excess of this free amount may be subject to a surrender charge and excess interest adjustment. You may also have to pay income tax and a tax penalty on any money you take out.

The gains in the policy are the amount equal to the policy value, minus the sum of all premium payments reduced by all prior partial surrenders deemed to be from premium.

If you have policy value in the fixed account, you may take out any cumulative interest credited free of excess interest adjustments.

Access to amounts held in qualified policies may be restricted or prohibited.

Surrenders are not generally permitted during the income phase unless you elect the Life with Emergency CashSM annuity payment option.

7.	ANNUITY PAYMENTS
(THE INCOME PHASE)

The policy allows you to receive income under one of several annuity payment options. You may choose from fixed payment options, variable payment options, or a combination of both. If you select a variable payment option, the dollar amount of your payments may go up or down. However, the Initial Payment Guarantee is available as an optional rider and it guarantees a minimum amount for each payment.

8.	DEATH BENEFIT

If the sole annuitant dies before the income phase begins, then the beneficiary will generally receive a death benefit. If the owner is not the annuitant, no death benefit is paid if the owner dies.

Naming different persons as owner and annuitant can affect to whom and whether amounts will be paid. Use care when naming owners, annuitants and beneficiaries, and consult your agent if you have questions.

When you purchase a policy you generally may choose one of the following guaranteed minimum death benefits:

•	Annual Step-Up; or

•	Return of Premium.

Charges are lower for the Return of Premium Death Benefit.

After the policy is issued, the guaranteed minimum death benefit cannot be changed.

The death benefit is paid first to a surviving owner, if any; it is only paid to the beneficiary if there is no surviving owner.

9.	TAXES

Earnings, if any, are generally not taxed until taken out. If you take money out of a nonqualified policy during the accumulation phase, earnings come out first for federal tax purposes, and are taxed as ordinary income. If you are younger than 59½ when you take money out, you may incur a 10% federal penalty tax on the taxable earnings. For nonqualified and certain qualified policies, payments during the income phase may be considered partly a return of your original investment so that part of each payment may not be taxable as income. For qualified policies, payments during the income phase are, in many cases, considered as all taxable income.

10.	ADDITIONAL FEATURES

This policy has additional features that might interest you. These include the following:

•	You can arrange to have money automatically sent to you monthly, quarterly, semi-annually or annually while your policy is in the accumulation phase. This feature is referred to as the “Systematic Payout Option” (“SPO”). Amounts you receive may be included in your gross income, and in certain circumstances, may be subject to penalty taxes.

•	You can elect a optional rider that provides you with a guaranteed minimum withdrawal benefit. This feature is called the “5 For Life” rider. There is an extra charge for this rider.

•	You can elect an optional rider at the time of annuitization that guarantees your variable annuity payments will never be less than a percentage of the initial payment. This feature is called the “Initial Payment Guarantee” (“IPG”). There is an extra charge for this rider.

•	You can elect an optional rider that pays an amount in addition to the policy death benefit in certain circumstances. This feature is called the “Additional Death Distribution” (“ADD”). There is an extra charge for this rider.

•	Under certain medically related circumstances, you may surrender all or part of the policy value without a surrender charge and excess interest adjustment. This feature is called the “Nursing Care and Terminal Condition Withdrawal Option.”

•	Under certain unemployment circumstances, you may surrender all or a portion of the policy value free of surrender charges and excess interest adjustments. This feature is called the “Unemployment Waiver.”

•	You may generally make transfers and/or change the allocation of additional premium payments by telephone. We may restrict or eliminate this feature.

•	You can arrange to automatically transfer money (at least $500 per transfer) monthly or quarterly from certain investment options into one or more subaccounts. This feature is known as “Dollar Cost Averaging.”

•	We will, upon your request, automatically transfer amounts among the subaccounts on a regular basis to maintain a desired allocation of the policy value among the various subaccounts. This feature is called “Asset Rebalancing.”

These features may not be available for all policies, may vary for certain policies, and may not be suitable for your particular situation.

11.	OTHER INFORMATION

Right to Cancel Period. You may return your policy for a refund, but only if you return it within a prescribed period, which is generally at least 10 days (after you receive the policy), or whatever longer time may be required by state law. The amount of the refund will generally be the premiums paid and accumulated gains or losses in the separate account. Please note, we will not credit interest on amounts allocated to the fixed account if you return your policy for a refund during the right to cancel period. We will pay the refund within 7 days after we receive (at our administrative and service office) written notice of cancellation and the returned policy within the applicable period. The policy will then be deemed void.

No Probate. Usually, the person receiving the death benefit under this policy will not have to go through probate. State laws vary on how the amount that may be paid is treated for estate tax purposes.

Who should purchase the Policy? This policy is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes; and for persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most attractive to people in high federal and state tax brackets. The tax deferral features of variable annuities are unnecessary when purchased to fund a qualified plan. You should not buy this policy if you are looking for a short-term investment, market timing, or if you cannot take the risk of losing money that you put in.

There are various fees and charges associated with variable annuities. You should consider whether the features and benefits of this policy, unique to variable annuities, such as the opportunity for lifetime income payments, a guaranteed death benefit, the guaranteed level of certain charges, and additional features, make this policy appropriate for your needs.

State Variations. Certain provisions of the policies may be different than the general description in this prospectus, and certain riders and options may not be available, because of the legal restrictions in your state. See your policy for specific variations since any such state variations will be included in your policy or in riders or endorsements attached to your policy. See your agent or contact us for specific information that may be applicable to your state.

Financial Statements. Financial statements for the Company are in the SAI. The subaccounts of the separate account had not commenced operations as of December 31, 2003, therefore there are no separate account financial statements.

12.	INQUIRIES

If you need more information, please contact us at our Administrative and Service Office:

Administrative and Service Office

Attention: Customer Care Group

Transamerica Life Insurance Company

P.O. Box 3183

Cedar Rapids, IA 52406-3183

Overnight Address:

4333 Edgewood Road NE

Cedar Rapids, IA 52499-0001

You may check your policy at www.transamericaservice.com. Follow the logon procedures. You will need your pre-assigned Personal Identification Number (“PIN”) to access information about your policy. We cannot guarantee that you will be able to access this site.

You should protect your PIN, because on-line (or telephone) options may be available and could be made by anyone that knows your PIN. We may not be able to verify that the person providing instructions using your PIN is you or someone authorized by you.

ANNUITY POLICY FEE TABLE AND EXPENSE EXAMPLES(1)

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer cash value between investment options. State premium taxes may also be deducted, and excess interest adjustments may be made to amounts surrendered or applied to annuity payment options from cash value from the fixed account.

Policy Owner Transaction Expenses:
Sales Load On Purchase Payments	0%
Maximum Surrender Charge (as a % of premium payments surrendered)(2)	8%
Transfer Fee(3)	$0 - $10

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including portfolio fees and expenses.

Annual Service Charge(4)	$0 - $35 Per Policy
Separate Account Annual Expenses (as a percentage of average account value):
Base Separate Account Expenses:
Mortality and Expense Risk Fee(5)	1.50%
Administrative Charge	0.15%
Total Base Separate Account Annual Expenses	1.65%
Optional Separate Account Expenses:
Annual Step-Up Death Benefit(6)	0.20%
Total Separate Account Annual Expenses with Highest Optional Separate Account Expense	1.85%
Optional Rider Fees:
Additional Death Distribution(7)	0.25%
5 For Life	0.75%

The next item shows the minimum and maximum total operating expenses charged by the portfolio companies for the year ended December 31, 2003 (before any fee waiver or expense reimbursements). Expenses may be higher or lower in the future years. More detail concerning each portfolio’s fees and expenses is contained in the prospectus for each portfolio.

Total Portfolio Annual Operating Expenses(8):	Minimum	Maximum
Expenses that are deducted from portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses.	%	%

This Example is intended to help you compare the cost of investing in the policy with the cost of investing in other variable annuity policies. These costs include policy owner transaction expenses, policy fees, separate account annual expenses, and portfolio fees and expenses.

The Example assumes that you invest $10,000 in the policy for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the portfolios, and the highest combination of separate account expenses and optional rider fees. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Example(9)	1 Year	3 Years
If the policy is surrendered at the end of the applicable time period.	$	$
If the policy is annuitized at the end of the applicable time period or if you do not surrender your policy.	$	$

(1)	During the income phase the fees may be different than those described in the Fee Table. See Section 5, Expenses.

(2)	The surrender charge, if any is imposed, applies to each policy, regardless of how policy value is allocated among the separate account and the fixed account. The surrender charge decreases based on the number of years since the premium payment was made.

If you select the Life with Emergency CashSM annuity payment option, you will be subject to a surrender charge after the annuity commencement date. See Section 5, Expenses.

(3)	The transfer fee, if any is imposed, applies to each policy, regardless of how policy value is allocated among the separate account and the fixed account. There is no fee for the first 12 transfers per year. For additional transfers, the Company may charge a fee of $10 per transfer.

(4)	The service charge applies to the fixed account and the separate account, and is assessed on a pro rata basis relative to each account’s policy value as a percentage of the policy’s total policy value. The annual service charge is deducted on each policy anniversary and at the time of full surrender. We may waive the service charge in certain instances.

(5)	The mortality and expense risk fee shown (1.50%) is for the “Return of Premium Death Benefit.”

(6)	The fee for the “Annual Step-Up Death Benefit” (0.20%) is in addition to the mortality and expense risk fee for a total mortality and expense risk fee of 1.65%.

(7)	The annual Additional Death Distribution fee is 0.25% of the policy value and is deducted only during the accumulation phase.

(8)	The fee table information relating to the underlying fund portfolios is for the year ending December 31, 2003 (unless otherwise noted) and was provided to the Company by the underlying fund portfolios, their investment advisors or managers, and the Company has not and cannot independently verify the accuracy or completeness of such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table.

(9)	The Example does not reflect premium tax charges or transfer fees. Different fees and expense not reflected in the Example may be assessed during the income phase of the policy.

Please remember that the Example is an illustration and does not represent past or future expenses. Your actual expenses may be lower or higher than those reflected in the Example. Similarly, your rate of return may be more or less than the 5% assumed in the Example.

1.	THE ANNUITY POLICY

This prospectus describes the Flexible Premium Variable Annuity – G policy offered by the Company. This prospectus generally describes policies issued on or after the date of this prospectus.

An annuity is a contract between you, the owner, and an insurance company (in this case the Company), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin on a designated date, referred to as the annuity commencement date. Until the annuity commencement date, your annuity is in the accumulation phase and the earnings (if any) are tax deferred. Tax deferral means you generally are not taxed until you take money out of your annuity. After you annuitize, your annuity switches to the income phase.

The policy is a flexible premium deferred variable annuity. You can use the policy to accumulate funds for retirement or other long-term financial planning purposes. Your individual investment and your rights are determined primarily by your own policy.

The policy is a “flexible premium” annuity because after you purchase it, you can generally make additional investments of $50 or more until the annuity commencement date. You are not required to make any additional investments.

The policy is a “variable” annuity because the value of your investments can go up or down based on the performance of your investment choices. If you invest in the separate account, the amount of money you are able to accumulate in your policy during the accumulation phase depends upon the performance of your investment choices. You could lose the amount you allocate to the separate account. The amount of annuity payments you receive during the income phase from the separate account also depends upon the investment performance of your investment choices for the income phase. However, if you annuitize under the Initial Payment Guarantee, then the Company will guarantee a minimum amount of your annuity payments. There is an extra charge for this rider.

The policy also contains a fixed account. The fixed account offers interest at rates that we guarantee will not decrease during the selected guaranteed period. There may be different interest rates for each different guaranteed period that you select.

2.	PURCHASE

Policy Issue Requirements

The Company will not issue a policy unless:

•	The Company receives (at our administrative and service office) all information needed to issue the policy;

•	The Company receives (at our administrative and service office) a minimum initial premium payment; and

•	The annuitant, owner, and any joint owner are age 90 or younger (may be lower for qualified policies).

We reserve the right to reject any application or premium payment.

Premium Payments

You should make checks for premium payments payable only to Transamerica Life Insurance Company and send them to the administrative and service office. Your check must be honored in order for the Company to pay any associated payments and benefits due under the policy.

Initial Premium Requirements

The initial premium payment for nonqualified policies must be at least $5,000, and at least $1,000 for qualified policies. There is generally no minimum initial premium payment for policies issued under section 403(b) of the Internal Revenue Code; however, your premium must be received within 90 days of the policy date or your policy will be canceled. We will credit your initial premium payment to your policy within two business days after the day we receive it and your complete policy information. If we are unable to credit your initial premium payment, we will contact you within five business days and explain why. We will also return your initial premium payment at that time unless you let us keep it and credit it as soon as possible.

The date on which we credit your initial premium payment to your policy is generally the policy date. The policy date is used to determine policy years, policy months and policy anniversaries.

There may be delays in our receipt of applications that are outside of our control (for example, because of the failure of the selling broker/dealer or sales agent to forward the application to us promptly, or because of delays in determining that the policy is suitable for you). Any such delays will affect when your policy can be issued and your premium allocated among your investment choices.

Additional Premium Payments

You are not required to make any additional premium payments. However, you can generally make additional premium payments as often as you like during the accumulation phase. Additional premium payments must be at least $50. We will credit additional premium payments to your policy as of the business day we receive your premium and required information. Additional premium payments must be received before the New York Stock Exchange closes to get same-day pricing of the additional premium payment.

Maximum Total Premium Payments

Cumulative premium payments above $1,000,000 for issue ages 0-80 requires prior approval by the Company. For issue ages over 80 cummulative premium payments above $500,000 require prior approval by the company.

Allocation of Premium Payments

When you purchase a policy, we will allocate your premium payment to the investment choices you select. Your allocation must be in whole percentages and must total 100%. We will allocate additional premium payments the same way, unless you request a different allocation.

If you allocate premium payments to the Dollar Cost Averaging program, you must give us instructions regarding the subaccount(s) to which transfers are to be made or we cannot accept your premium payment.

You may change allocations for future additional premium payments by sending written instructions to our administrative and service office or by telephone, subject to the limitations described under “Telephone Transactions.” The allocation change will apply to premium payments received on or after the date we receive the change request.

You could lose the amount you allocate to the variable subaccounts.

The Company reserves the right to restrict or refuse any premium payment.

Policy Value

You should expect your policy value to change from valuation period to valuation period. A valuation period begins at the close of regular trading on the New York Stock Exchange on each business day and ends at the close of regular trading on the next succeeding business day. A business day is each day that the New York Stock Exchange is open. The New York Stock Exchange generally closes at 4:00 p.m. eastern time. Holidays are generally not business days.

3.	INVESTMENT CHOICES

The Separate Account

The following variable subaccounts are available under the policy for new investors. The subaccounts invest in shares of the various underlying fund portfolios. The companies that provide investment advice and administrative services for the underlying fund portfolios offered through this policy are listed below. The following variable investment choices are currently offered through this policy:

AEGON/TRANSAMERICA SERIES FUND, INC. – SERVICE CLASS

Managed by AEGON/Transamerica Fund Advisers, Inc.

Asset Allocation – Conservative Portfolio

Asset Allocation – Moderate Portfolio

Asset Allocation – Moderate Growth Portfolio

Subadvised by Transamerica Investment Management, LLC

Transamerica Money Market

The general public may not purchase shares of these underlying fund portfolios. The names and investment objectives and policies may be similar to other portfolios managed by the same investment advisor or manager that are sold directly to the public. You should not expect the investment results of the underlying fund portfolios to be the same as those of other portfolios.

More detailed information, including an explanation of the portfolios’ fees and investment objectives, may be found in the current prospectuses for the underlying fund portfolios, which accompany this prospectus. You should read the prospectuses for the underlying fund portfolios carefully before you invest.

We may receive expense reimbursements or other revenues from the underlying fund portfolios or their managers. The amount of these reimbursements or revenues, if any, may be substantial and may be different for different portfolios and may be based on the amount of assets that the Company or the separate account invests in the underlying fund portfolios. Currently these revenues are up to 0.75% of assets each year.

We do not guarantee that any of the subaccounts will always be available for premium payments, allocations, or transfers. See the SAI for more information concerning the possible addition, deletion, or substitution of investments.

We also reserve the right to limit the number of subaccounts you are invested in at any one time.

The Fixed Account

Premium payments allocated and amounts transferred to the fixed account become part of the Company’s general account. Interests in the general account have not been registered under the Securities Act of 1933 (the “1933 Act”), nor is the general account registered as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts.

While we do not guarantee that the fixed account will always be available for investment, we do guarantee that the interest credited to the fixed account will not be less than the guaranteed minimum effective annual interest rate shown on your policy (the “guaranteed minimum”). We determine credited rates, which are guaranteed for at least one year, in our sole discretion. You bear the risk that we will not credit interest greater than the guaranteed minimum. At the end of the guaranteed period option you selected, the value in that guaranteed period option will automatically be transferred into a new guaranteed period option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period. You can transfer to another investment choice by giving us notice within 30 days before the end of the expiring guaranteed period.

Full and partial surrenders and transfers from a guaranteed period option of the fixed account are generally subject to an excess interest adjustment (except at the end of the guaranteed period). This adjustment will also be made to amounts that you apply to an annuity payment option. This adjustment may increase or decrease the amount of interest credited to your policy. The excess interest adjustment will not decrease the interest credited to your policy below the guaranteed minimum, however.

We also guarantee that upon full surrender your cash value attributable to the fixed account will not be less than the amount required by the applicable nonforfeiture law at the time the policy is issued.

If you select the fixed account, your money will be placed with the Company’s other general assets. The amount of money you are able to accumulate in the fixed account during the accumulation phase depends upon the total interest credited. The amount of annuity payments you receive during the income phase from the fixed portion of your policy will remain level for the entire income phase.

We reserve the right to refuse any premium payment to the fixed account.

Transfers

During the accumulation phase, you may make transfers to or from any subaccount or to the fixed account as often as you wish within certain limitations.

Transfers out of a guaranteed period option of the fixed account are limited to the following:

•	Transfers at the end of a guaranteed period. No excess interest adjustment will apply.

•	Transfers of amounts equal to interest credited. This may affect your overall interest-crediting rate, because transfers are deemed to come from the oldest premium payment first.

•	Other than at the end of a guaranteed period, transfers of amounts from the guaranteed period option in excess of amounts equal to interest credited, are subject to an excess interest adjustment. If it is a negative adjustment, the maximum amount you can transfer in any one policy year is 25% of the amount in that guaranteed period option, less any previous transfers during the current policy year. If it is a positive adjustment, we do not limit the amount that you can transfer.

Each transfer must be at least $500, or the entire subaccount value. Transfers of interest from a guaranteed period option of the fixed account must be at least $50. If less than $500 remains as a result of the transfer, then we reserve the right to include that amount in the transfer. Transfer requests must be received while the New York Stock Exchange is open to get same-day pricing of the transaction.

We reserve the right to prohibit transfers to the fixed account.

The number of transfers permitted may be limited and a $10 charge per transfer may apply.

During the income phase, you may transfer values out of any subaccount; however, you cannot transfer values out of the fixed account. The minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the annuity units in the subaccount from which the transfer is being made.

Transfers made by telephone are subject to the limitations described below under “Telephone Transactions.”

Disruptive Trading and Market Timing

Statement of Policy. This policy was not designed for the use of programmed, large, frequent, or short-term transfers. Such transfers may be disruptive to the underlying fund portfolios and increase transaction costs.

Programmed, large, frequent, or short-term transfers among the subaccounts or between the subaccounts and the fixed account can cause risks with adverse effects for other policy owners (and beneficiaries and underlying fund portfolios). These risks and harmful effects include: (1) dilution of the interests of long-term investors in a subaccount if purchases or transfers into or out of an underlying fund portfolio are made at unit values that do not reflect an accurate value for the underlying fund portfolio’s investments (some “market timers” attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”); (2) an adverse effect on portfolio management, such as impeding a portfolio manager’s ability to sustain an investment objective, causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case, or causing an underlying fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio; and (3) increased brokerage and administrative expenses. These costs are borne by all policy owners invested in those subaccounts, not just those making the transfers.

Do not invest with us if you intend to conduct market timing or other disruptive trading.

Detection. We have developed policies and procedures with respect to market timing and other transfers and do not grant exceptions thereto. We employ various means in an attempt to detect and deter market timing and disruptive trading. However, despite our monitoring we may not be able to detect nor halt all harmful trading. In addition, because other insurance companies with different policies and procedures may invest in the underlying fund portfolios, we cannot guarantee all harmful trading will be detected or that an underlying fund portfolio will not suffer harm from programmed, large, frequent, or short-term transfers among subaccounts of variable products issued by these other insurance companies.

Deterrence. If we determine you are engaged in market timing or other disruptive trading, we may take one or more actions in an attempt to halt such trading. Your ability to make transfers is subject to modification or restriction if we determine, in our sole opinion, that your exercise of the transfer privilege may disadvantage or potentially harm the rights or interests of other policy owners. As described below, restrictions may take various forms, and may include permanent loss of expedited transfer privileges. We consider transfers by telephone, fax, overnight mail, or the Internet to be “expedited” transfers. We may also restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service.

We reserve the right to reject any premium payment or transfer request from any person without prior notice, if, in our judgment, the payment or transfer, or series of transfers, would have a negative impact on an underlying fund portfolio’s operations, if an underlying fund portfolio would reject or has rejected our purchase order, or because of a history of large or frequent transfers. We may impose other restrictions on transfers, such as requiring written transfer requests with an original signature conveyed only via U.S. Mail for all transfers, or even prohibit transfers for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege. We may, at any time and without prior notice, discontinue transfer privileges, modify our procedures, impose holding period requirements or limit the number, size, frequency, manner, or timing of transfers we permit. We also reserve the right to reverse a potentially harmful transfer. For all of these purposes, we may aggregate two or more policies that we believe are connected.

In addition to our internal policies and procedures, we will administer your policy to comply with state, federal, and other regulatory requirements concerning transfers. We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying fund portfolio. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time we are unable to purchase or redeem shares of any of the underlying fund portfolios.

4.	PERFORMANCE

The Company periodically advertises performance of the various subaccounts. Performance figures might not reflect charges for options, riders, or endorsements. We may disclose at least three different kinds of performance. First, we may calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk fees and administrative charges. It does not reflect the deduction of any applicable premium taxes, surrender charges, or fees for any optional riders or endorsements. The deduction of any applicable premium taxes, surrender charges, or rider fees would reduce the percentage increase or make greater any percentage decrease.

Second, advertisements may also include total return figures, which reflect the deduction of the mortality and expense risk fees and administrative charges. These figures may also include or exclude surrender charges.

Third, in addition, for certain investment portfolios, performance may be shown for the period commencing from the inception date of the investment portfolio (i.e., before commencement of subaccount operations). These figures should not be interpreted to reflect actual historical performance of the subaccounts.

We also may, from time to time, include in our advertising and sales materials, the performance of other funds or accounts managed by the subadvisor, the performance of predecessors to the underlying fund portfolios, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

All types of performance data may not reflect all of the fees and charges that may be deducted (such as fees for optional benefits) and performance figures would be lower if these charges were included.

5.	EXPENSES

There are charges and expenses associated with your policy that reduce the return on your investment in the policy.

Surrender Charges

During the accumulation phase, you can surrender part or all of the cash value (restrictions may apply to qualified policies). We may apply a surrender charge to compensate us for expenses relating to sales, including commissions to registered representatives and other promotional expenses.

You can surrender up to the greater of 10% of your premium payments or any gains in the policy once each year free of surrender charges. This amount is referred to as the free percentage and is determined at the time of surrender. (The free percentage is not cumulative, so not surrendering anything in one year does not increase the surrender charge free amount in subsequent years.) If the surrender is in excess of this free amount, you might have to pay a surrender charge, which is a contingent deferred sales charge, on the excess amount.

The following schedule shows the surrender charges that apply during the four years following payment of each premium payment:

Number of Years Since Premium Payment Date	Surrender Charge (as a percentage of premium surrendered)
0 - 1	8%
1 - 2	8%
2 - 3	7%
3 - 4	6%
more than 4	0%

For example, assume your premium is $100,000 and your policy value is $106,000 at the beginning of the second policy year and you surrender $30,000. Since that amount is more than your free amount ($10,000), you would pay a surrender charge of $1,600 on the remaining $20,000 (8% of $30,000 - $10,000).

Likewise, assume your policy value is $80,000 (premium payments $100,000) at the beginning of the second policy year and you surrender your policy. You would pay a surrender charge of $7,200 [8% of ($100,000 – ($100,000 x 10%))].

You can generally choose to receive the full amount of a requested partial surrender by directing us to deduct any applicable surrender charge (and any applicable excess interest adjustment) from your remaining policy value. You receive your cash value upon full surrender.

For surrender charge purposes, earnings are considered to be surrendered first, then the oldest premium is considered to be surrendered next.

Surrender charges are waived if you surrender money under the Nursing Care and Terminal Condition Withdrawal Option or the Unemployment Waiver.

Keep in mind that surrenders may be taxable and, if made before age 59½, may be subject to a 10% federal penalty tax. For tax purposes, surrenders from nonqualified policies are considered to come from earnings first.

Life with Emergency CashSM Surrender Charge

If you select the Life with Emergency CashSM annuity payment option, then you can surrender your policy even after annuity payments have begun. However, there is a surrender charge during the first four years after the annuity commencement date. The following schedule shows the current surrender charge:

Number of Years Since Annuity Commencement Date	Surrender Charge (as a percentage of adjusted policy value)
0 – 1	4%
1 – 2	3%
2 – 3	2%
3 – 4	1%
more than 4	0%

Note carefully the following three things about this surrender charge:

•	this surrender charge is measured from the annuity commencement date and not from the premium payment date;

•	this surrender charge is a percentage of the adjusted policy value applied to the Life with Emergency CashSM annuity payment option, and not a percentage of premium; and

•	under this payment option, there is no surrender charge free amount.

The surrender schedule may be different at the time you annuitize and elect a Life with Emergency CashSM annuity payment option.

Excess Interest Adjustment

Surrenders and transfers from the fixed account may be subject to an excess interest adjustment. This adjustment could retroactively reduce the interest credited in the fixed account to the guaranteed minimum or increase the amount credited. This adjustment may also apply to amounts applied to an annuity payment option.

Mortality and Expense Risk Fees

We charge a fee as compensation for bearing certain mortality and expense risks under the policy. This fee is assessed daily based on the net asset value of each subaccount. Examples of such risks include a guarantee of annuity rates, the death benefit, certain expenses of the policy, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the policy. We may also pay distribution expenses out of this charge.

During the accumulation phase: for the Return of Premium Death Benefit, the daily mortality and expense risk fee is at an annual rate of 1.50%; for the Annual Step-Up Death Benefit, the daily mortality and expense risk fee is 0.20% higher, at an annual rate of 1.70%. During the income phase, the mortality and expense risk fee is at an annual rate of 1.10%.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profit for any proper purpose, including distribution expenses.

Administrative Charges

We deduct a daily administrative charge to cover the costs of administering the policy (including certain distribution-related expenses). This charge is equal to an annual rate of 0.15% of the daily net asset value of each subaccount during both the accumulation phase and the income phase.

In addition, during the accumulation phase, an annual service charge of $35 (but not more than 2% of the policy value) is charged on each policy anniversary and at surrender. The service charge is waived if your policy value or the sum of your premiums, less all partial surrenders, is at least $50,000.

Premium Taxes

Some states assess premium taxes on the premium payments you make. We currently do not deduct for these taxes at the time you make a premium payment. However, we will deduct the total amount of premium taxes, if any, from the policy value when:

•	you begin receiving annuity payments;

•	you surrender the policy; or

•	a death benefit is paid.

Generally, premium taxes range from 0% to 3.50%, depending on the state.

Federal, State and Local Taxes

We may in the future deduct charges from the policy for any taxes we incur because of the policy. However, no deductions are being made at the present time.

Transfer Fee

If you make more than 12 transfers per year during the accumulation phase, we reserve the right to charge $10 for each additional transfer. Premium payments, Asset Rebalancing, and Dollar Cost Averaging transfers do not count as one of your 12 free transfers per year. All transfer requests made at the same time are treated as a single request.

5 For Life

If you elect the 5 For Life rider, there is an annual rider fee during the accumulation phase of 0.75% of the total withdrawal base. The rider fee will be deducted on each rider anniversary and upon termination of the rider (once we have received all necessary regulatory approvals) during the accumulation phase.

Initial Payment Guarantee

If you elect the Initial Payment Guarantee at the time of annuitization, there is a rider fee currently at an annual rate of 1.25% of the daily net asset value. This fee may be higher or lower at the time you annuitize and elect the rider.

Additional Death Distribution

If you elect the Additional Death Distribution, there is an annual rider fee during the accumulation phase of 0.25% of the policy value. The rider fee will be deducted on each rider anniversary and upon termination of the rider (once we have received all necessary regulatory approvals) during the accumulation phase.

Portfolio Fees and Expenses

The value of the assets in each subaccount will reflect the fees and expenses paid by the underlying fund portfolios. The minimum and maximum fund expenses for the previous calendar year are found in the “Annuity Policy Fee Table” section of this prospectus. See the prospectuses for the underlying fund portfolios for more information.

6.	ACCESS TO YOUR MONEY

During the accumulation phase, you can have access to the money in your policy in the following ways:

•	by making a surrender (either a full or partial surrender); or

•	by taking systematic payouts.

Surrenders

If you take a full surrender, you will receive your cash value.

If you want to take a partial surrender, in most cases it must be for at least $500. Unless you tell us otherwise, we will take the surrender from each of the investment choices in proportion to the policy value.

You may elect to take up to the greater of 10% of your premium payments or any gains in the policy free of surrender charges once each policy year. Remember that any surrender you take will reduce the policy value, and the amount of the death benefit. See Section 8, Death Benefit, for more details. A surrender may also reduce other benefits.

Surrenders may be subject to a surrender charge. Surrenders from the fixed account may also be subject to an excess interest adjustment. Income taxes, federal tax penalties and certain restrictions may apply to any surrenders you make.

Surrenders from qualified policies may be restricted or prohibited.

During the income phase, you will receive annuity payments under the annuity payment option you select; however, you generally may not take any other surrenders, either full or partial, unless you elect a Life with Emergency CashSM payment option.

Delay of Payment and Transfers

Payment of any amount due from the separate account for a surrender, a death benefit, or the death of the owner of a nonqualified policy, will generally occur within seven days from the date we receive all required information at our administrative and service office. We may defer such payment from the separate account if:

•	the New York Stock Exchange is closed other than for usual weekends or holidays or trading on the Exchange is otherwise restricted;

•	an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or

•	the SEC permits a delay for the protection of owners.

In addition, transfers of amounts from the subaccounts may be deferred under these circumstances.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” a policy owner’s account. If these laws apply in a particular situation, we would not be allowed to pay any request for withdrawals, surrenders, or death benefits, make transfers, or continue making annuity payments absent instructions from the appropriate federal regulator. We may also be required to provide information about you and your policy to government agencies or departments.

Pursuant to the requirements of certain state laws, we reserve the right to defer payment of the cash value from the fixed account for up to six months. We may defer payment of any amount until your premium check has cleared your bank.

Excess Interest Adjustment

Money that you transfer out of or surrender from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment. At the time you request a transfer or surrender (either full or partial), if interest rates set by the Company have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value on surrender or transfer. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value on surrender or transfer.

Any amount surrendered in excess of the cumulative interest credited is generally subject to an excess interest adjustment. An excess interest adjustment may also be made on amounts applied to an annuity payment option.

There will be no excess interest adjustment on any of the following:

•	surrenders of cumulative interest credited;

•	Nursing Care and Terminal Condition Withdrawal Option surrenders;

•	Unemployment Waiver surrenders;

•	surrenders to satisfy any minimum distribution requirements; and

•	Systematic Payout Option payments, which do not exceed cumulative interest credited at the time of payment.

Please note that in these circumstances you will not receive a higher cash value if interest rates have fallen nor will you receive a lower cash value if interest rates have risen.

The excess interest adjustment may vary for certain policies and may not be applicable for all policies.

7.	ANNUITY PAYMENTS (THE INCOME PHASE)

You choose the annuity commencement date. You can change this date by giving us written notice 30 days before the current annuity commencement date. The new annuity commencement date must be at least 30 days after we receive notice of the change. The latest annuity commencement date generally cannot be after the policy month following the month in which the annuitant attains age 98. The earliest annuity commencement date is 30 days after you purchase your policy.

Before the annuity commencement date, if the annuitant is alive, you may choose an annuity payment option or change your election. If the annuitant dies before the annuity commencement date, the death benefit is payable in a lump sum or under one of the annuity payment options (unless the surviving spouse continues the policy).

Unless you specify otherwise, the annuitant will receive the annuity payments. After the annuitant’s death, the beneficiary you designate at annuitization will receive any remaining guaranteed payments.

Annuity Payment Options

The policy provides several annuity payment options that are described below. You may choose any combination of annuity payment options. We will use your adjusted policy value to provide these annuity payments. If the adjusted policy value on the annuity commencement date is less than $2,000, we reserve the right to pay it in one lump sum in lieu of applying it under an annuity payment option. You can receive annuity payments monthly, quarterly, semi-annually, or annually. (We reserve the right to change the frequency if payments would be less than $50.)

Unless you choose to receive variable payments, the amount of each payment will be set on the annuity commencement date and will not change. You may, however, choose to receive variable payments. The dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. The dollar amount of additional variable payments will vary based on the investment performance of the subaccount(s). The dollar amount of each variable payment after the first may increase, decrease, or remain constant. If the actual investment performance (net of fees and expenses) exactly matched the assumed investment return of 5% at all times, the amount of each variable annuity payment would remain equal. If actual investment performance (net of fees and expenses) exceeds the assumed investment return, the amount of the variable annuity payments would increase. Conversely, if actual investment performance (net of fees and expenses) is lower than the assumed investment return, the amount of the variable annuity payments would decrease. Please note that these changes only occur annually under the Initial Payment Guarantee.

A charge for premium taxes and an excess interest adjustment may be made when annuity payments begin.

The annuity payment options are explained below. Options 1 and 2 are fixed only. Options 3 and 4 can be fixed or variable.

Payment Option 1—Income for a Specified Period. We will make level payments only for a fixed period. No funds will remain at the end of the period.

Payment Option 2—Income of a Specified Amount. Payments are made for any specified amount until the amount applied to this option, with interest, is exhausted. This will be a series of level payments followed by a smaller final payment.

Payment Option 3—Life Income. You may choose between:

•	No Period Certain (fixed only)—Payments will be made only during the annuitant’s lifetime.

•	10 Years Certain (fixed only)—Payments will be made for the longer of the annuitant’s lifetime or ten years.

•	Guaranteed Return of Policy Proceeds (fixed only)—Payments will be made for the longer of the annuitant’s lifetime or until the total dollar amount of payments we made to you equals the amount applied to this option.

•	Life with Emergency CashSM (fixed only)—Payments will be made during the annuitant’s lifetime. With the Life with Emergency CashSM feature, you are able to surrender all or a portion of the Life with Emergency CashSM benefit. The amount you surrender must be at least $2,500. We will provide you with a Life with Emergency CashSM benefit schedule that will assist you in estimating the amount you have available to surrender. A partial surrender will reduce all future payments pro rata. A surrender charge may apply and there may be tax consequences (consult a tax advisor before requesting a full or partial surrender). The current maximum surrender charge is 4% of the annuitized amount (see “Expenses” for the surrender charge schedule). You will be subject to whatever surrender schedule is in effect at the time you annuitize under this annuity payment option. The Life with Emergency CashSM benefit will continue through age 100 of the annuitant.

The Life with Emergency CashSM benefit is also a death benefit that is paid upon the death of the surviving joint annuitant and is generally equal to the surrender value without any surrender charges. For qualified policies the death benefit ceases on the date the surviving joint annuitant reaches the IRS joint age limitation.

Payment Option 4—Joint and Survivor Annuity. You may choose between:

•	No Period Certain (fixed only)—Payments are made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living.

•	Life with Emergency CashSM (fixed only)—Payments will be made during the joint lifetime of the annuitant and a joint annuitant of your selection. Payments will be made as long as either person is living. With the Life with Emergency CashSM feature, you are able to surrender all or a portion of the Life with Emergency CashSM benefit. The amount you surrender must be at least $2,500. We will provide you with a Life with Emergency CashSM benefit schedule that will assist you in estimating the amount you have available to surrender. A partial surrender will reduce all future payments pro rata. A surrender charge may apply and there may be tax consequences (consult a tax advisor before requesting a full or partial surrender). The maximum surrender charge is 4% of the annuitized amount (see “Expenses” for the surrender charge schedule). You will be subject to whatever surrender schedule is in effect at the time you annuitize under this annuity payment option. The Life with Emergency CashSM benefit will continue through age 100 of the surviving joint annuitant.

The Life with Emergency CashSM benefit is also a death benefit that is paid upon the death of the surviving joint annuitant and is generally equal to the surrender value without any surrender charges. For qualified policies the death benefit ceases on the date the surviving joint annuitant reaches the IRS joint age limitation.

Other annuity payment options may be arranged by agreement with the Company. Certain annuity payment options may not be available for all policies.

NOTE CAREFULLY

IF:

•	you choose Life Income with No Period Certain or a Joint and Survivor Annuity with No Period Certain; and

•	the annuitant dies before the due date of the second (third, fourth, etc.) annuity payment;

THEN:

•	we may make only one (two, three, etc.) annuity payments.

IF:

•	you choose Income for a Specified Period, Life Income with 10 years Certain, Life Income with Guaranteed Return of Policy Proceeds, or Income of a Specified Amount; and

•	the person receiving payments dies prior to the end of the guaranteed period;

THEN:

•	the remaining guaranteed payments will be continued to that person’s beneficiary, or their present value may be paid in a single sum.

However, IF:

•	you choose Life with Emergency CashSM; and

•	the annuitant dies before age 101;

THEN:

•	a Life with Emergency CashSM death benefit will be paid.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the payee’s address of record. The person receiving payments is responsible for keeping the Company informed of their current address.

8.	DEATH BENEFIT

We will pay a death benefit to your beneficiary, under certain circumstances, if the annuitant dies during the accumulation phase. If there is a surviving owner(s) when the annuitant dies, the surviving owner(s) will receive the death benefit instead of the listed beneficiary. The person receiving the death benefit may choose an annuity payment option, or may choose to receive a lump sum.

When We Pay A Death Benefit

We will pay a death benefit IF:

•	you are both the annuitant and sole owner of the policy; and

•	you die before the annuity commencement date.

We will pay a death benefit to you (owner) IF:

•	you are not the annuitant; and

•	the annuitant dies before the annuity commencement date.`

If the only person receiving the death benefit is the surviving spouse, then he or she may elect to continue the policy as the new annuitant and owner, instead of receiving the death benefit. All current surrender charges will be waived.

When We Do Not Pay A Death Benefit

We will not pay a death benefit IF:

•	you are not the annuitant; and

•	you die prior to the annuity commencement date.

Please note the new owner (unless it is the deceased owner’s spouse) must generally surrender the policy within five years of your death for the adjusted policy value minus any applicable rider fees.

Distribution requirements apply to the policy value upon the death of any owner. These requirements are detailed in the SAI.

Deaths After the Annuity Commencement Date

The death benefit payable, if any, on or after the annuity commencement date depends on the annuity payment option selected.

IF:

•	you are not the annuitant; and

•	you die on or after the annuity commencement date; and

•	the entire interest in the policy has not been paid;

THEN:

•	the remaining portion of such interest in the policy will continue to be distributed at least as rapidly as under the method of distribution being used as of the date of your death.

IF:

•	annuity payments are being made under the Life with Emergency CashSM; and

•	the annuitant dies before age 101 (or earlier, if a qualified policy);

THEN:

•	a Life with Emergency CashSM death benefit will be paid.

Succession of Ownership

If any owner dies during the accumulation phase, the person or entity first listed below who is alive or in existence on the date of that death will become the new owner:

•	any surviving owner;

•	primary beneficiary;

•	contingent beneficiary; or

•	owner’s estate.

Amount of Death Benefit

Death benefit provisions may differ from state to state. The death benefit may be paid as a lump sum or as annuity payments. The amount of the death benefit depends on the guaranteed minimum death benefit option you chose when you bought the policy. The death benefit will generally be the greatest of:

•	policy value on the date we receive the required information at our administrative and service office; or

•	cash value on the date we receive the required information at our administrative and service office (this will be more than the policy value if there is a positive excess interest adjustment that exceeds the surrender charge); or

•	guaranteed minimum death benefit (discussed below), plus premium payments, less gross partial surrenders from the date of death to the date the death benefit is paid.

Guaranteed Minimum Death Benefit

NOTE: The following generally applies, depending on the state of issue, to policies issued after the date of this prospectus. For other policies, see Appendix C.

On the policy application, you generally may choose one of the guaranteed minimum death benefit options listed below (age limitations may apply).

After the policy is issued, you cannot make an election and the death benefit cannot be changed.

A.	Annual Step-Up Death Benefit

On each policy anniversary before your 81st birthday, a new “stepped-up” death benefit is determined and becomes the guaranteed minimum death benefit for that policy year. The death benefit is equal to:

•	the largest policy value on the policy date or on any policy anniversary before the earlier of the date of the annuitant’s death or the annuitant’s 81st birthday; plus

•	any premium payments since that date; minus

•	any adjusted partial surrenders since that date.

The Annual Step-Up Death Benefit is not available if the annuitant is 76 or older on the policy date. There is an extra charge for this death benefit of 0.20% annually for a total mortality and expense risk fee of 1.70%.

B.	Return of Premium Death Benefit

The Return of Premium Death Benefit is:

•	total premium payments; less

•	any adjusted partial surrenders as of the date of death.

The Return of Premium Death Benefit will be in effect if you do not choose one of the other death benefit options on the policy application. The charges are lower for this option.

The Guaranteed Minimum Death Benefit may vary for certain policies and may not be available for all policies.

Adjusted Partial Surrender

When you request a partial surrender, your guaranteed minimum death benefit will be reduced by an amount called the adjusted partial surrender. Under certain circumstances, the adjusted partial surrender may be more than the dollar amount of your surrender request. This will generally be the case if the guaranteed minimum death benefit exceeds the policy value at the time of surrender. It is also possible that if a death benefit is paid after you have made a partial surrender, then the total amount paid could be less than the total premium payments. We have included a detailed explanation of this adjustment in the SAI. This is referred to as “adjusted partial surrender” in your policy.

9.	TAXES

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. We have included an additional discussion regarding taxes in the SAI.

Annuity Policies in General

Deferred annuity policies are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules generally provide individuals will not be taxed on the earnings, if any, on the money held in an annuity policy until taken out. This is referred to as tax deferral. When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified policy, the policy will generally not be treated as an annuity for tax purposes.

There are different rules as to how you will be taxed depending on how you take the money out and the type of policy—qualified or nonqualified.

You will generally not be taxed on increases in the value of your policy until a distribution occurs (either as a surrender or as annuity payments).

Qualified and Nonqualified Policies

If you purchase the policy under an individual retirement annuity, a 403(b) plan, a pension plan, or specially sponsored program, your policy is referred to as a qualified policy.

Qualified policies are issued in connection with the following:

•	Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the policy. A Roth IRA also allows individuals to make contributions to the policy, but it does not allow a deduction for contributions, and distributions may be tax-free if the owner meets certain rules.

•	Tax-Sheltered Annuity (403(b) Plan): A 403(b) Plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the policy on a pre-tax basis.

•	Corporate Pension and Profit-Sharing and H.R. 10 Plan: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the policy on a pre-tax basis.

•	Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of their employees through contributions to the policy.

There is no additional tax deferral benefit derived from placing qualified funds into a variable annuity. Features other than tax deferral should be considered in the purchase of a qualified policy. There are limits on the amount of contributions you can make to a qualified policy. Other restrictions may apply including terms of the plan in which you participate. The policy may contain death benefit features that in some cases may exceed the greater of the premium payments or the policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan or 403(b) plan. Because the death benefit may exceed this limitation, anyone using the policy in connection with such plans should consult their tax adviser. The Internal Revenue Service has not reviewed the policy for qualification as an IRA, and has not addressed in a ruling of general applicability whether the death benefit options and riders available, with the policy, if any, comport with IRA qualification requirements.

If you purchase the policy as an individual and not under an individual retirement annuity, 403(b) plan, 457 plan, or pension or profit sharing plan, your policy is referred to as a nonqualified policy.

Surrenders—Qualified Policies

The information herein describing the taxation of nonqualified policies does not apply to qualified policies.

There are special rules that govern qualified policies. Generally, these rules restrict:

•	the amount that can be contributed to the policy during any year;

•	the time when amounts can be paid from the policy; and

•	the amount of any death benefit that may be allowed.

In addition, a penalty tax may be assessed on amounts surrendered from the policy prior to the date you reach age 59½, unless you meet one of the exceptions to this rule. You may also be required to begin taking minimum distributions from the policy by a certain date. The terms of the plan may limit the rights otherwise available to you under the policy. We have provided more information in the SAI.

You should consult your legal counsel or tax adviser if you are considering purchasing a policy for use with any qualified retirement plan or arrangement.

Surrenders—403(b) Policies

The Internal Revenue Code limits partial withdrawals and surrenders from certain 403(b) policies. Partial withdrawals and surrenders can generally only be made when an owner:

•	reaches age 59½;

•	leaves his/her job;

•	dies;

•	becomes disabled (as that term is defined in the Internal Revenue Code); or

•	declares hardship. However, in the case of hardship, the owner can only surrender the premium payments and not any earnings.

Defaulted loans from Code Section 403(b) arrangements, and pledges and assignments of qualified policies generally are taxed in the same manner as surrenders from such policies. Please refer to the SAI for further information applicable to distributions from 403(b) policies.

Surrenders—Nonqualified Policies

If you take a partial withdrawal or surrender (including systematic payouts and payouts under an optional feature, if any) from a nonqualified policy before the annuity commencement date, the Internal Revenue Code treats that surrender as first coming from earnings and then from your premium payments. When you make a surrender you are taxed on the amount of the surrender that is earnings. If you make a surrender, you are generally taxed on the amount that your surrender proceeds exceeds the “investment in the contract,” which is generally your premiums paid (adjusted for any prior surrenders or portions thereof that were not taxable). Loans, pledges, and assignments are taxed in the same manner as partial withdrawals and surrenders. Pledges and assignments are taxed in the same manner as partial withdrawals. Different rules apply for annuity payments. See “Annuity Payments” below.

The Internal Revenue Code also provides that surrendered earnings may be subject to a penalty tax. The amount of the penalty tax is equal to 10% of the amount that is includable in income. Some surrenders will be exempt from the penalty tax. They include any amounts:

•	paid on or after the taxpayer reaches age 59½;

•	paid after an owner dies;

•	paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);

•	paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

•	paid under an immediate annuity; or

•	which come from premium payments made prior to August 14, 1982.

All nonqualified deferred annuity policies that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner’s income when a taxable distribution occurs.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the policy because of the death of the annuitant. Generally, such amounts should be includable in the income of the recipient:

•	if distributed in a lump sum, these amounts are taxed in the same manner as a surrender; or

•	if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified policies, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

•	Fixed payments—by dividing the “investment in the contract” on the annuity commencement date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

•	Variable payments—by dividing the “investment in the contract” on the annuity commencement date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the contract” has been fully recovered, the full amount of any additional annuity payments is includable in gross income and fixed as ordinary income.

If you select more than one annuity payment option, special rules govern the allocation of the policy’s entire “investment in the contract” to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity commencement date, annuity payments stop because an annuitant died, the excess (if any) of the “investment in the contract” as of the annuity commencement date over the aggregate amount of annuity payments received that was excluded from gross income may possibly be allowable as a deduction in your tax return.

You should consult a tax advisor before electing the Initial Payment Guarantee or a feature with stabilized payments.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity. The policy must also meet certain distribution requirements at the death of an owner in order to be treated as an annuity. These diversification and distribution requirements are discussed in the SAI. We may modify the policy to attempt to maintain favorable tax treatment.

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations

The discussion above provided general information (but not tax advice) regarding U.S. federal income tax consequences to annuity owners that are U.S. persons. Taxable distributions made to owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the owner’s country of citizenship or residence. Prospective foreign owners are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation for any annuity policy purchase.

Transfers, Assignments or Exchanges of Policies

A transfer of ownership or assignment of a policy, the designation of an annuitant or payee or other beneficiary who is not also the owner, the selection of certain annuity commencement dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. You should consult a tax adviser with respect to legal developments and their effect on the policy.

We have the right to modify the policy to meet the regulations of any applicable laws or regulations, including legislative changes that could otherwise diminish the favorable tax treatment that annuity policy owners currently receive.

Separate Account Charges

It is possible that the Internal Revenue Service may take a position that fees for certain optional benefits (e.g., death benefits other than the Return of Premium death benefit) are deemed to be taxable distributions to you. In particular, the Internal Revenue Service may treat fees associated with certain optional benefits as a taxable surrender, which might also be subject to a tax penalty if the surrender occurs prior to age 59½. Although we do not believe that the fees associated with any optional benefit provided under the policy should be treated as taxable surrenders, the tax rules associated with these benefits are unclear, and we advise that you consult your tax advisor prior to selecting any optional benefit under the policy.

10.	ADDITIONAL FEATURES

Systematic Payout Option

You can select at any time (during the accumulation phase) to receive regular payments from your policy by using the Systematic Payout Option. Under this option, you can receive the greater of (1) or (2), divided by the number of payouts made per year, where:

(1)	up to 10% of your premium payments (reduced by prior withdrawals in that policy year); or

(2)	is any gains in the policy.

This amount may be taken free of surrender charges. Any payment in excess of the cumulative interest credited at the time of the payment may be subject to an excess interest adjustment.

Payments can be made monthly, quarterly, semi-annually, or annually and will not begin until one payment period from the date we receive your instructions. Each payment must be at least $50. Monthly and quarterly payments must be made by electronic funds transfer directly to your checking or savings account.

If you are receiving payment using the Systematic Payout Option and a lump sum withdrawal is taken, such that future Systematic Payout Option payments in that policy year will exceed the total annual surrender charge – free amount, then we will adjust future Systematic Payout Option payments to reflect your remaining surrender charge – free amount for that policy year, if any. If, after a lump sum withdrawal there is no remaining surrender charge – free amount the Systematic Payment Option will be stopped.

There is no charge for this benefit.

5 For Life

This benefit is intended to provide a level of liquidity regardless of the performance of the variable investment options you select. If you elect this benefit, we will provide a maximum annual withdrawal amount regardless of your policy value (your ability to change the frequency or amount of your withdrawal ceases if your policy value reaches zero). Of course, you can always withdraw an amount up to your cash value pursuant to your rights under the policy at your discretion. Please note, the amount of your gross partial withdrawal may impact the maximum annual withdrawal amount, total withdrawal base, and minimum remaining withdrawal amount and such impact may be on a greater than dollar-for-dollar basis.

Withdrawals under this benefit also:

•	reduce your policy value;

•	reduce your death benefit and other benefits;

•	may be subject to surrender charges and excess interest adjustments; and

•	may be subject to income taxes and federal tax penalties.

Rider Issue Requirements. The Company will not issue the 5 For Life Rider unless:

•	the annuitant is age 90 or younger;

•	the annuitant is also an owner (except in the case of non-natural owners);

•	there are no more than two owners.

Maximum Annual Withdrawal Amount. The maximum annual withdrawal amount is zero if the annuitant is not 59 years old.

For nonqualified policies:

If the annuitant is at least 59 years old on the rider date the maximum annual withdrawal amount is equal to 5% of the total withdrawal base prorated based on the number of days remaining in that calendar year. If the annuitant is at least 59 years old on the first day of each subsequent calendar year the maximum annual withdrawal amount for that calendar year is equal to 5% of the total withdrawal base.

For qualified policies:

If the annuitant is at least 59 years old on the rider date the maximum annual withdrawal amount is equal to 5% of the total withdrawal base prorated based on the number of days remaining in that calendar year.

If the annuitant is at least 59 years old but not yet 70 ½ years old on the first day of each subsequent calendar year the maximum annual withdrawal amount for that calendar year is equal to 5% of the total withdrawal base.

If the annuitant is at least 70 ½ years old on the first day of each subsequent calendar year the maximum annual withdrawal amount for that calendar year is equal to the greater of:

•	5% of the total withdrawal base; or

•	an amount equal to a minimum required distribution amount calculated using only: (1) the living annuitant’s age, (2) the Uniform Lifetime table or Joint Life and Survivor Expectancy table, (3) the policy value of the base policy, and (4) amounts from the current calendar year (no carry-over from past years). An amount not calculated as set forth above cannot be used as the maximum annual withdrawal amount.

You can take withdrawals under this rider regardless of your policy value; however, once your policy value reaches zero you cannot make premium payments and all other policy features, benefits, and guarantees (except those provided by this rider) are terminated. In order to continue withdrawals under this rider after your policy value reaches zero, you must select an amount and frequency of future withdrawals. Once selected, the amount and frequency of future withdrawals after your policy value reaches zero cannot be changed.

Please note:

•	The maximum annual withdrawal amount described above is based on calendar years, not rider or policy years (if different from rider years).

•	If the rider is added prior to the annuitant’s 59th birthday, the maximum annual withdrawal amount will be zero until the calendar anniversary (January 1st) after the annuitant’s 59th birthday, however, you will still be charged a rider fee prior to this time.

•	If the annuitant will turn age 59 in the current calendar and you have not yet purchased the rider, it may be to your advantage to wait to add the rider until after the annuitant’s 59th birthday. If the rider is added prior to the 59th birthday the maximum annual withdrawal amount will be zero until the next calendar anniversary (January 1st), whereas if you wait until after the annuitant’s 59th birthday the maximum annual withdrawal amount will be 5% of the total withdrawal base prorated based on the number of days remaining in that calendar year.

•	Since the total withdrawal base of the rider is equal to the policy value on the rider date, the maximum annual withdrawal amount may decrease if the policy value decreases prior to the rider date.

Total Withdrawal Base. We use the total withdrawal base to calculate the maximum annual withdrawal amount. The total withdrawal base on the rider date is the policy value. After the rider date, the total withdrawal base is equal to:

•	the total withdrawal base on the rider date; plus

•	subsequent premium payments; less

•	subsequent adjusted partial withdrawals (as described below).

Minimum Remaining Withdrawal Amount. The minimum remaining withdrawal amount represents the total amount of guaranteed withdrawals still available under the rider. The minimum remaining withdrawal amount on the rider date is the policy value. After the rider date, the minimum remaining withdrawal amount is equal to:

•	the minimum remaining withdrawal amount on the rider date; plus

•	subsequent premium payments; less

•	subsequent adjusted partial withdrawals (as described below).

Adjusted Partial Withdrawals. Each rider year, gross partial withdrawals up to the maximum annual withdrawal amount will reduce the minimum remaining withdrawal amount on a dollar-for-dollar basis but will not reduce the total withdrawal base. Gross partial withdrawals in excess of the maximum annual withdrawal amount will reduce the total withdrawal base and minimum remaining withdrawal amount by the greater of the dollar amount of the withdrawal or on a pro rata basis (possibly to zero). See the SAI for examples showing the effect of hypothetical withdrawals in more detail. Excess withdrawals may eliminate the guarantee offered by this rider.

Please note: Gross partial withdrawals of greater than the maximum annual withdrawal amount will result in an excess partial withdrawal as will any partial withdrawal before the January 1st following the annuitant’s 59th birthday and will reduce the maximum annual withdrawal amount, total withdrawal base, and minimum remaining withdrawal amount and such reduction may be on a greater than dollar-for-dollar basis. The effect of an excess withdrawal is illustrated below.

Date	Policy Value before the Withdrawal	Gross Withdrawal	Total Withdrawal Base (TWB)	TWB Adjustment	Minimum Remaining Withdrawal Amount (MRWA)	MRWA Adjustment	Maximum Annual Withdrawal Amount
11/01/03	$100,000	—	$100,000.00	—	$100,000.00	—	$5,000.00
10/31/05	$95,000	$7,000.00	$97,777.78	$2,222.22	$92,888.89	$7,111.11	$4,888.89

5 For Life Rider Fee

A rider fee, 0.75% of the total withdrawal base on each rider anniversary, is charged annually prior to annuitization. We will also deduct the rider fee upon full surrender of the policy or other termination of the rider (once we have received all necessary regulatory approvals). The rider fee is deducted from each investment choice in proportion to the amount of policy value in each investment option. Generally, the rider fee is deducted regardless of your values.

Designated Investment Options

If you elect the 5 For Life benefit, you must allocate 100% of your policy value to the following “designated funds:”

During the first five rider years, you may transfer amounts among the designated funds; however, you cannot transfer any amount to any other subaccount. After the fifth rider anniversary, you are no longer prohibited from transferring to a non-designated fund but this rider will terminate if you do. Transfers to a non-designated fund will result in losing all your benefits under this rider.

Upgrades

You can upgrade the total withdrawal base to the policy value after the fifth rider anniversary by sending us written notice. At this time the minimum remaining withdrawal amount and maximum annual withdrawal amount will be recalculated. If an upgrade is elected, your current rider will terminate and a new rider will be issued with a new rider date and its own rider fee percentage (which may be higher than your current rider fee percentage). The new rider effective date will be the date the Company receives all necessary information.

Death Benefit

If you elect the 5 For Life benefit, upon the death of the annuitant we will add an additional amount to the death benefit payable. The additional amount will be equal to the excess, if any, of the minimum remaining withdrawal amount over the base policy death benefit.

If an owner who is not the annuitant dies and the surviving spouse continues the policy, no additional amount is payable. If the policy is not continued, the surviving owner may elect to annuitize the maximum annual withdrawal amount instead of receiving the cash value. If such an election is made, the policy is terminated and the cash value is forfeited.

Termination

The living benefits rider will terminate upon the earliest of the following:

•	the date we receive written notice from you requesting termination of the living benefits rider (you may not terminate the rider before the fifth rider anniversary);

•	transferring policy value out of a designated fund into a non-designated fund;

•	the annuitant’s death;

•	annuitization; or

•	termination of your policy.

The 5 For Life rider may vary for certain policies and may not be available for all policies.

Initial Payment Guarantee

You may only elect to purchase the Initial Payment Guarantee at the time you annuitize your policy. You cannot delete this payment guarantee (or eliminate the charge for it) after you have elected it. The guarantee only applies to variable annuity payments. There is an additional charge for this guarantee.

The Initial Payment Guarantee does not establish or guarantee the performance of any subaccount.

With the Initial Payment Guarantee, you receive stabilized annuity payments that are guaranteed to never be less than a percentage of the initial payment. The guaranteed percentage is subject to change from time to time; however once you annuitize and elect the rider, the guaranteed percentage will not change during the life of the rider. Contact us for the current guaranteed percentage.

Rider Fee. There is a charge for the Initial Payment Guarantee, which is in addition to the base product mortality and expense risk fee and administrative charge. This fee is reflected in the amount of the annuity payments that you receive if you select the Initial Payment Guarantee. It is reflected in the calculation of the annuity unit values.

The Initial Payment Guarantee fee is currently equal to an annual rate of 1.25% of the daily net asset value in the subaccounts. You pay whatever the fee is when you annuitize.

Other. The Initial Payment Guarantee uses a 5% assumed investment return to calculate your annuity payments. This means that the dollar amount of the annuity payments will remain level if the investment return (net of fees and expenses) exactly equals 5%. The payments will increase if actual investment performance (net of fees and expenses) exceeds the assumed investment return, and decrease if actual performance is below the assumed investment return (but not below the guaranteed level).

Termination. The Initial Payment Guarantee is irrevocable.

The Initial Payment Guarantee may vary for certain policies and may not be available for all policies.

Additional Death Distribution

The optional “Additional Death Distribution” pays an additional amount (based on earnings since the rider was issued) when a death benefit is payable under your policy, in certain circumstances. The Additional Death Distribution is only available for issue ages through age 80.

Additional Death Distribution Amount. The Additional Death Distribution is only payable if you elected the rider prior to the death triggering the payment of the policy death benefit and a death benefit is payable under the policy. The Additional Death Distribution is equal to:

•	the Additional Death Distribution factor (see below); multiplied by

•	the rider earnings on the date the death benefit is calculated.

Rider earnings equal:

•	the policy value on the date the death benefit is determined; minus

•	policy value on the rider date; minus

•	premium payments after the rider date; plus

•	surrenders after the rider date that exceed the rider earnings on the date of the surrender.

No benefit is payable under the Additional Death Distribution if there are no rider earnings on the date the death benefit is calculated.

If you purchase your policy as part of a 1035 exchange or add the Additional Death Distribution after you purchase the policy, rider earnings do not include any gains before the 1035 exchange or the date the Additional Death Distribution is added to your policy.

The Additional Death Distribution factor is currently 40% for issue ages under 71 and 25% for issue ages 71-80.

No benefit is paid under the rider unless (a) the rider is in force, (b) a death benefit is payable on the policy, and (c) there are rider earnings when the death benefit is calculated.

For purposes of computing taxable gains, both the death benefit payable under the policy and the Additional Death Distribution will be considered. Please see the SAI for an example which illustrates the Additional Death Distribution payable as well as the effect of a partial surrender on the Additional Death Distribution.

Spousal Continuation. If a spouse, as the new owner of the policy, elects to continue the policy instead of receiving a death benefit and Additional Death Distribution, the spouse will receive a one-time policy value increase equal to the Additional Death Distribution. At this time the rider will terminate. The spouse will have the option of immediately re-electing the rider as long as he or she is under the age of 80.

Rider Fee. A rider fee, 0.25% of the policy value, is deducted annually on each rider anniversary prior to annuitization. We will also deduct this fee upon full surrender of the policy or other termination of the rider (once we have received all necessary regulatory approvals). The rider fee is deducted pro rata from each investment choice. The fee is deducted even during periods when the Additional

Death Distribution would not pay any benefit (because there are no rider earnings).

Termination. The rider will remain in effect until:

•	you cancel it by notifying our administrative and service office in writing,

•	the policy is annuitized or surrendered, or

•	the Additional Death Distribution is paid or added to the policy value under a spousal continuation.

Once terminated, the Additional Death Distribution may be re-elected; however, a new rider will be issued and the additional death benefit will be re-determined. Please note that if the rider is terminated and then re-elected, it will only cover gains, if any, since it was re-elected and the terms of the new rider may be different than the terminated rider.

The tax consequences associated with this rider are not clear. This rider may violate the requirements of certain qualified plans and of IRAs. Consult a tax advisor before electing this rider for any qualified plan or IRA.

The Additional Death Distribution may vary for certain policies and may not be available for all policies.

Nursing Care and Terminal Condition Withdrawal Option

No surrender charges or excess interest adjustment will apply if you make a surrender ($1,000 minimum), under certain circumstances, because you or your spouse has been:

•	confined in a hospital or nursing facility for 30 days in a row; or

•	diagnosed with a terminal condition (usually a life expectancy of 12 months or less).

This benefit is also available to the annuitant or annuitant’s spouse if the owner is not a natural person.

You may exercise this benefit at any time (during the accumulation phase). There is no charge for this benefit.

This benefit may vary for certain policies and may not be available for all policies.

Unemployment Waiver

No surrender charges or excess interest adjustment will apply to surrenders after you or your spouse become unemployed in certain circumstances, because you were terminated, laid off, or otherwise lost your job involuntarily. In order to qualify, you (or your spouse, whichever is applicable) must have been:

•	employed full time for at least two years prior to becoming unemployed;

•	employed full time on the policy date;

•	unemployed for at least 60 days in a row at the time of surrender;

•	must have a minimum cash value at the time of surrender of $5,000; and

•	you (or your spouse) must be receiving unemployment benefits.

You must provide written proof from your State’s Department of Labor, which verifies that you qualify for and are receiving unemployment benefits at the time of surrender.

You may select this benefit at any time (during the accumulation phase) and there is no charge for this benefit.

This benefit is also available to the annuitant or annuitant’s spouse if the owner is not a natural person.

This benefit may vary for certain policies and may not be available for all policies.

Telephone Transactions

You may generally make transfers and change the allocation of additional premium payments by telephone IF:

•	you select the “Telephone Transfer/Reallocation Authorization” box in the policy application or enrollment information; or

•	you later complete an authorization form.

You will be required to provide certain information for identification purposes when requesting a transaction by telephone and we may record your telephone call. We may also require written confirmation of your request. We will not be liable for following telephone requests that we believe are genuine. We reserve the right to revoke your telephone transaction privileges at any time without revoking all owners’ telephone transfer privileges.

Telephone requests must be received while the New York Stock Exchange is open to get same-day pricing of the transaction. We may discontinue this option at any time.

We may deny the telephone transaction privileges to market timers.

We cannot guarantee that telephone transactions will always be available. For example, our offices may be closed during severe circumstances or other emergencies. There may be interruptions in service beyond our control, and if the volume of calls is unusually high, we might not have anyone available, or lines available, to take your call.

Dollar Cost Averaging Program

During the accumulation phase, you may instruct us to automatically make transfers into one or more variable subaccounts in accordance with your allocation instructions. This is known as Dollar Cost Averaging. While Dollar Cost Averaging buys more accumulation units when prices are low and fewer accumulation units when prices are high, it does not guarantee profits or assure that you will not experience a loss.

There are two Dollar Cost Averaging programs which may be available under your policy:

•	Traditional—You may specify the dollar amount to be transferred or the number of transfers. Transfers will begin as soon as the program is started.

•	Special—You may elect either a six or twelve month program. Transfers will begin as soon as the program is started. You cannot transfer from another investment option into a Special Dollar Cost Averaging program.

A minimum of $500 per transfer is required. A minimum of $3,000 is required to start a 6-month program and $6,000 is required to start a 12-month program. The minimum number of transfers is 6 monthly and 4 quarterly, and the maximum is 24 monthly and 8 quarterly.

You can elect to transfer from one of the fixed or variable sources listed on the Dollar Cost Averaging election form (only fixed sources are available for special Dollar Cost Averaging programs).

A Dollar Cost Averaging program will begin once we receive the premium. If we receive additional premium payments while a Dollar Cost Averaging program is running, absent new instructions to the contrary, the amount of the Dollar Cost Averaging transfers will increase, but the length of the Dollar Cost Averaging program will not.

NOTE CAREFULLY:

IF:

•	we do not receive all necessary information to begin an initial Dollar Cost Averaging program within 30 days of allocating the minimum required amount to a Dollar Cost Averaging program; or

•	we do not receive the minimum required amount to begin an initial Dollar Cost Averaging program within 30 days of allocating an insufficient amount;

THEN:

•	any amount in a fixed source will be transferred to the money market investment option; and

•	any amount in a variable source will remain in that variable investment option; and

•	new instructions will be required to begin a Dollar Cost Averaging program.

IF:

•	we receive additional premium payments after a Dollar Cost Averaging program is completed and the additional premium meets the minimum requirements to start a Dollar Cost Averaging program;

THEN:

•	we will, absent new instructions to the contrary, start a new Dollar Cost Averaging program using the previous instructions.

IF:

•	we receive additional premium payments after a Dollar Cost Averaging program is completed, and the additional premium does not meet the minimum requirements to start a Dollar Cost Averaging program;

THEN:

•	we will, absent new instructions to the contrary, allocate the additional premium as identified in the previous Dollar Cost Averaging program.

IF:

•	you discontinue a Dollar Cost Averaging program before its completion;

THEN:

•	we will, absent new instructions to the contrary, transfer any remaining balance directly into the subaccounts in the Dollar Cost Averaging instructions.

You should consider your ability to continue a Dollar Cost Averaging program during all economic conditions.

There is no charge for this benefit.

The Dollar Cost Averaging Program may vary for certain policies and may not be available for all policies. See your policy for availability of the fixed account options.

Asset Rebalancing

During the accumulation phase you can instruct us to automatically rebalance the amounts in your subaccounts to maintain your desired asset allocation. This feature is called Asset Rebalancing and can be started and stopped at any time free of charge. However, we will not rebalance if you are in the Dollar Cost Averaging program or if any other transfer is requested. If a transfer is requested, we will honor the requested transfer and discontinue Asset Rebalancing. New instructions are required to start Asset Rebalancing. Asset Rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.

11.	OTHER INFORMATION

Ownership

You, as owner of the policy, exercise all rights under the policy. You can change the owner at any time by notifying us in writing. An ownership change may be a taxable event.

Assignment

You can also assign the policy any time during your lifetime. We will not be bound by the assignment until we receive written notice of the assignment at our administrative and service office. We will not be liable for any payment or other action we take in accordance with the policy before we receive notice of the assignment. There may be limitations on your ability to assign a qualified policy. An assignment may have tax consequences.

Transamerica Life Insurance Company

Transamerica Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. It is engaged in the sale of life and health insurance and annuity policies. The Company is a wholly-owned indirect subsidiary of AEGON USA, Inc. which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA, Inc. is indirectly owned by AEGON N.V. of The Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. The Company is licensed in all states except New York, the District of Columbia and Guam.

All obligations arising under the policies, including the promise to make annuity payments, are general corporate obligations of the Company.

The Separate Account

The Company established a separate account, called Separate Account VA W, under the laws of the State of Iowa on May 15, 2000. The separate account receives and invests the premium payments that are allocated to it for investment in shares of the underlying fund portfolios.

The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the policies of the separate account or the Company. Income, gains and losses (whether or not realized), from assets allocated to the separate account are, in accordance with the policies, credited to or charged against the separate account without regard to the Company’s other income, gains or losses.

The assets of the separate account are held in the Company’s name on behalf of the separate account and belong to the Company. However, those assets that underlie the policies are not chargeable with liabilities arising out of any other business the Company may conduct. The separate account may include other subaccounts that are not available under these policies.

Mixed and Shared Funding

Before making a decision concerning the allocation of premium payments to a particular subaccount, please read the prospectuses for the underlying fund portfolios. The underlying fund portfolios are not limited to selling their shares to this separate account and can accept investments from any separate account or qualified retirement plan. Since the underlying fund portfolios are available to registered separate accounts offering variable annuity products of the Company, as well as variable annuity and variable life products of other insurance companies, and qualified retirement plans, there is a possibility that a material conflict may arise between the interests of this separate account and one or more of the other separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies, including the Company, agree to take any necessary steps to resolve the matter. This may include removing their separate accounts from the underlying fund portfolios. See the underlying fund portfolios’ prospectuses for more details.

Exchanges and Reinstatements

You can generally exchange one annuity policy for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, then you may pay a surrender charge on the other annuity and there will be a new surrender charge period and other charges may be higher (or lower) and the benefits under this annuity may be different. You should not exchange another annuity for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this policy (that person will generally earn a commission if you buy this policy through an exchange or otherwise).

You may surrender your policy and transfer your money directly to another life insurance company (sometimes referred to as a 1035 Exchange or a trustee-to-trustee transfer). You may also ask us to reinstate your policy after such a transfer by returning the same total dollar amount of funds to the applicable investment choices. The dollar amount will be used to purchase new accumulation units at the then current price. Because of changes in market value, your new accumulation units may be worth more or less than the units you previously owned. We recommend that you consult a tax professional to explain the possible tax consequences of exchanges and/or reinstatements.

Voting Rights

The Company will vote all shares of the underlying fund portfolios held in the separate account in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners written requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in proportion to those instructions. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio.

Distributor of the Policies

We have entered into a distribution agreement with our affiliate, AFSG Securities Corporation (“AFSG”), for the distribution and sales of the policies. The policies are offered to the public through broker-dealers (“selling firms”) that are licensed under the federal securities laws and state insurance laws, and that sell the policies through written agreements with AFSG. We pay commissions to AFSG for sales of the polices by the selling firms. We also may pay compensation to financial institutions for their services in connection with the sale and servicing of the policies.

Commissions of up to 6.50% of premium payments plus an annual continuing fee based on policy values will be paid to the selling firms. These commissions are not deducted from premium payments.

To the extent permitted by NASD rules, promotional incentives or payments may also be provided to selling firms based on sales volumes, the assumption of wholesaling functions, or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. We and/or AFSG may pay selling firms additional amounts for: (1) “preferred product” treatment of the policies in their marketing programs, which may include marketing services and increased access to their sales representatives; (2) sales promotions relating to the policies; (3) costs associated with sales conferences and educational seminars for their sales representatives; and (4) other sales expenses incurred by them and their representatives. We and/or AFSG may make payments to selling firms based on aggregate sales of our variable insurance contracts (including the policies) or persistency standards.

The selling firms may pass on to their sales representatives a portion of the payments made to the selling firms in accordance with their respective internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your sales representative for further information about what your sales representative and the selling firm for which he or she works may receive in connection with your purchase of a policy.

We intend to recoup commissions and other sales expenses primarily, but not exclusively, through:

•	the administrative charge;

•	the surrender charge;

•	the mortality and expense risk fee;

•	revenues, if any, that we receive from the underlying fund portfolios or their managers; and

•	investment earnings on amounts allocated to the fixed account.

Other incentives or payments, like commissions, are not charged to the policy owners or the separate account.

Pending regulatory approvals, we intend to distribute the policies in all states, except New York, and in certain possessions and territories.

IMSA

We are a member of the Insurance Marketplace Standards Association (IMSA). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance, long-term care insurance, and annuity products. Through its Principles and Code of Ethical Market Conduct, IMSA encourages its member companies to develop and implement policies and procedures to promote sound market practices. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards. You may find more information about IMSA and its ethical standards at www.imsaethics.org in the “Consumer” section or by contacting IMSA at: 202-624-2121.

Legal Proceedings

There are no legal proceedings to which the separate account is a party or to which the assets of the separate account are subject. The Company, like other life insurance companies, is involved in lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, the

Company believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the separate account, on the ability of AFSG Securities Corporation, to perform under its principal underwriting agreement, or on the ability of the Company to meet its obligations under the policy.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Glossary of Terms

The Policy— General Provisions

Certain Federal Income Tax Consequences

Investment Experience

Additional Death Distribution Rider – Additional Information

Historical Performance Data

Published Ratings

State Regulation of Transamerica

Administration

Records and Reports

Distribution of the Policies

Voting Rights

Other Products

Custody of Assets

Legal Matters

Independent Auditors

Other Information

Financial Statements

APPENDIX A

HISTORICAL PERFORMANCE DATA

Standard Performance Data

The Company may advertise historical yields and total returns for the subaccounts of the separate account. In addition, the Company may advertise the effective yield of the subaccount investing in the Transamerica Money Market Portfolio (the “Transamerica Money Market Subaccount”). These figures are calculated according to standardized methods prescribed by the SEC. They are based on historical earnings and are not intended to indicate future performance.

Transamerica Money Market Subaccount. The yield of the Transamerica Money Market Subaccount for a policy refers to the annualized income generated by an investment under a policy in the subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment under a policy in the subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

Other Subaccounts. The yield of a subaccount (other than the Transamerica Money Market Subaccount) for a policy refers to the annualized income generated by an investment under a policy in the subaccount over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a 12-month period and is shown as a percentage of the investment.

The total return of a subaccount refers to return quotations assuming an investment under a policy has been held in the subaccount for various periods of time including a period measured from the date the subaccount commenced operations. When a subaccount has been in operation for one, five, and ten years, respectively, the total return for these periods will be provided. The total return quotations for a subaccount will represent the average annual compounded rates of return that equate an initial investment of $1,000 in the subaccount to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided.

The yield and total return calculations for a subaccount do not reflect the effect of any premium taxes that may be applicable to a particular policy and they may not reflect the charges for any optional features. To the extent that any or all of a premium tax is applicable to a particular policy, or one or more features are elected, the yield and/or total return of that policy will be reduced. For additional information regarding yields and total returns calculated using the standard formats briefly summarized above, please refer to the SAI, a copy of which may be obtained from the administrative and service office upon request.

Non-Standard Performance Data

The Company may also advertise or disclose average annual total return or other performance data in non-standard formats for a subaccount of the separate account. The non-standard performance data may assume that no surrender charge is applicable, and may also make other assumptions such as the amount invested in a subaccount, differences in time periods to be shown, or the effect of partial surrenders or annuity payments. All non-standard performance data will be advertised only if the standard performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the SAI.

Adjusted Historical Performance Data of the Portfolios. The following performance data for the periods prior to the date the subaccount commenced operations is based on the performance of the corresponding portfolio and the assumption that the applicable subaccount was in existence for the same period as the corresponding portfolio with a level of charges equal to those currently assessed against the subaccount or against owner’s policy values.

In addition, the Company may present historic performance data for the portfolios since their inception reduced by some or all the fees and charges under the policy. Such adjusted historic performance includes data that precedes the inception dates on the subaccounts. This data is designed to show the performance that would have resulted if the policy had been in existence during that time.

For instance, as shown in Tables 1 and 2 below, the Company may disclose average annual total returns for the portfolios reduced by some or all fees and charges under the policy, as if the policy had been in existence since the inception of the portfolio. Such fees and charges include the mortality and expense risk fee, administrative charge, surrender charges, and any 12b-1 fee, if applicable restated as if the 12b-1 fee had been in existence from the inception date. Table 1 assumes a complete surrender of the policy at the end of the period, and therefore the surrender charge is deducted. Table 4 assumes that the policy is not surrendered, and therefore the surrender charge is not deducted. Also, Tables 1 and Table 2 do not reflect the charge of any optional rider.

The following information is also based on the method of calculation described in the SAI. The adjusted historical average annual total returns for periods ended December 31, 2003, were as follows:

TABLE 1

Hypothetical (Adjusted Historical) Average Annual Total Returns(1)

(Assuming A Surrender Charge, Additional Death Distribution Rider, and 5 For Life Rider)

Annual Step Up Death Benefit

(Total Separate Account Annual Expenses: 2.85%)

Portfolio	1 Year	5 Year	10 Year or Inception(2)	Corresponding Portfolio Inception Date
Asset Allocation – Conservative Portfolio – Service Class
Asset Allocation – Moderate Portfolio – Service Class
Asset Allocation – Moderate Growth Portfolio – Service Class

(1)	The calculation of total return performance for periods prior to inception of the subaccounts reflects deductions for the mortality and expense risk fee and administrative charge on a monthly basis, rather than a daily basis. The monthly deduction is made at the beginning of each month and generally approximates the performance that would have resulted if the subaccounts had actually been in existence since the inception of the portfolio.

(2)	If the corresponding inception date is less than ten years, the performance is for the time period since the corresponding inception date.

The figures in the above tables may reflect waiver of advisory fees and reimbursement of other expenses. In the absence of such waivers, the average annual total return figures above would have been lower. (See the prospectuses for the underlying fund portfolios.)

TABLE 2

Hypothetical (Adjusted Historical) Average Annual Total Returns(1)

(Assuming No Surrender Charge or Optional Features)

Return of Premium Death Benefit

(Total Separate Account Annual Expenses: 1.65%)

Portfolio	1 Year	5 Year	10 Year or Inception(2)	Corresponding Portfolio Inception Date
Asset Allocation – Conservative Portfolio – Service Class
Asset Allocation – Moderate Portfolio – Service Class
Asset Allocation – Moderate Growth Portfolio – Service Class

(1)	The calculation of total return performance for periods prior to inception of the subaccounts reflects deductions for the mortality and expense risk fee and administrative charge on a monthly basis, rather than a daily basis. The monthly deduction is made at the beginning of each month and generally approximates the performance that would have resulted if the subaccounts had actually been in existence since the inception of the portfolio.

(2)	If the corresponding inception date is less than ten years, the performance is for the time period since the corresponding inception date.

The figures in the above tables may reflect waiver of advisory fees and reimbursement of other expenses. In the absence of such waivers, the average annual total return figures above would have been lower. (See the prospectuses for the underlying fund portfolios.)

[THIS SPACE INTENTIONALLY LEFT BLANK]

PART	C OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements

All required financial statements are included in Part B of this Registration Statement.

(b)	Exhibits:

(1)	(a)	Resolution of the Board of Directors of Transamerica Life Insurance Company authorizing establishment of the Mutual Fund Account. Note 5.

(2)		Not Applicable.

(3)	(a)	Amended and Restated Principal Underwriting Agreement by and between Transamerica Life Insurance Company, on its own behalf and on the behalf of the Mutual Fund Account, and AFSG Securities Corporation. Note 1.

	(a)(1)	Amendment No. 5 to Principal Underwriting Agreement. Note 6.

	(b)	Form of Broker/Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker/Dealer. Note 5.

(4)	(a)	Form of Policy. Note 6.

	(b)	Form of Policy Rider (5 for Life Rider). Note 6.

	(c)	Form of Policy Rider (Additional Death Distribution Rider). Note 2.

	(d)	Form of Policy Rider (Initial Payment Guarantee). Note 2.

	(e)	Form of Death Benefit Rider. Note 6.

(5)	(a)	Form of Application. Note 6.

(6)	(a)	Articles of Incorporation of Transamerica Life Insurance Company. Note 3.

	(b)	ByLaws of Transamerica Life Insurance Company. Note 3.

(7)		Not Applicable.

(8)	(a)	Participation Agreement among WRL Series Fund, Inc., Western Reserve Life Assurance Co. of Ohio, and PFL Life Insurance Company. Note 4.

(8)	(a)(1)	Amendment No. 16 to Participation Agreement among WRL Series Fund, Inc., PFL Life Insurance Company, AUSA Life Insurance Company, Inc., Peoples Benefit Life Insurance Company and Transamerica Occidental Life Insurance Company. Note 3.

(8)	(a)(2)	Amendment No. 17 to Participation Agreement among WRL Series Fund, Inc., PFL Life Insurance Company, AUSA Life Insurance Company, Inc., Peoples Benefit Life Insurance Company and Transamerica Occidental Life Insurance Company. Note 2.

(8)	(a)(3)	Amendment No. 30 to Participation Agreement among AEGON/Transamerica Series Fund, Inc., Transamerica Life Insurance Company, Transamerica Financial Life Insurance Company, Peoples Benefit Life Insurance Company, Transamerica Occidental Life Insurance Company and Transamerica Life Insurance and Annuity Company. Note 6.

(9)		Opinion and Consent of Counsel. Note 5.

(10)	(a)	Consent of Independent Auditors. Note 7.

	(b)	Opinion and Consent of Actuary. Note 5.

(11)		Not applicable.

(12)		Not applicable.

(13)		Performance Data Calculations. Note 7.

(14)		Powers of Attorney. (L.N. Norman, C.H. Garrett, C.D. Vermie, A.C. Schneider, R.J. Kontz, B.K. Clancy) Note 2 (R.L. Ziegler) Note 5.

Note 1.	Incorporated herein by reference to initial filing to form N-4 Registration Statement (File No. 333-98891) on August 29, 2002.

Note 2.	Filed with Post-Effective Amendment No. 25 to Form N-4 Registration Statement (File No. 33-33085) on April 27, 2001.

Note 3.	Incorporated herein by reference to initial filing of form N-4 Registration Statement (File No. 333-62738) on June 11, 2001.

Note 4.	Incorporated herein by reference to Post-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-26209) on April 29, 1998.

Note 5.	Filed with Initial Filing to Form N-4 Registration Statement (File No. 333-116562) on June 17, 2004.

Note 6.	Filed herewith.

Note 7.	To be filed by Amendment

Item 25.	Directors and Officers of the Depositor (Transamerica Life Insurance Company)

Name and Business Address	Principal Positions and Offices with Depositor
Larry N. Norman 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Chairman of the Board and President

Ronald L Ziegler 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Actuary and Vice President

Craig D. Vermie 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Vice President, Secretary and General Counsel

Arthur C. Schneider 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Vice President and Chief Tax Officer

Robert J. Kontz 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Vice President and Corporate Controller

Brenda K. Clancy 4333 Edgewood Road, N.E. Cedar Rapids, Iowa 52499-0001	Director, Vice President, Treasurer and Chief Financial Officer

Item 26.     Persons Controlled by or under Common Control With the Depositor or Registrant.

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
1488207 Ontario Limited	Canada	100% 1490991 Ontario Limited	Financial services, marketing and distribution
1490991 Ontario Limited	Canada	100% AEGON Canada, Inc.	Holding company
Academy Insurance Group, Inc.	Delaware	100% Commonwealth General Corporation	Holding company
Academy Life Insurance Co.	Missouri	100% Academy Insurance Group, Inc.	Insurance company
ADB Corporation, L.L.C.	Delaware	100% Money Services, Inc.	Special purpose limited Liability company
AEGON Alliances, Inc.	Virginia	100% Benefit Plans, Inc.	General agent
AEGON Asset Management Services, Inc.	Delaware	100% AUSA Holding Co.	Registered investment advisor
AEGON Assignment Corporation	Illinois	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements
AEGON Assignment Corporation of Kentucky	Kentucky	100% AEGON Financial Services Group, Inc.	Administrator of structured settlements
AEGON Canada Inc. (“ACI”)	Canada	100% TIHI	Holding company
AEGON Capital Management, Inc.	Canada	100% AEGON Canada Inc.	Investment counsel and portfolio manager
AEGON Dealer Services Canada, Inc.	Canada	100% 1490991 Ontario Limited	Mutual fund dealer
AEGON Derivatives N.V.	Netherlands	100% AEGON N.V.	Holding company
AEGON Direct Marketing Services, Inc.	Maryland	100% Monumental Life Insurance Company	Marketing company
AEGON DMS Holding B.V.	Netherlands	100% AEGON International N.V.	Holding company
AEGON Financial Services Group, Inc.	Minnesota	100% Transamerica Life Insurance Co.	Marketing
AEGON Fund Management, Inc.	Canada	100% AEGON Canada Inc.	Mutual fund issuer
AEGON Funding Corp.	Delaware	100% Transamerica Holding Corporation LLC	Issue debt securities-net proceeds used to make loans to affiliates
AEGON Funding Corp. II	Delaware	100% Transamerica Corp.	Issue debt securities-net proceeds used to make loans to affiliates
AEGON Institutional Markets, Inc.	Delaware	100% Commonwealth General Corporation	Provider of investment, marketing and admin. services to ins. cos.
AEGON International N.V.	Netherlands	100% AEGON N.V.	Holding company
AEGON Management Company	Indiana	100% AEGON U.S. Holding Corporation	Holding company
AEGON N.V.	Netherlands	22.90% of Vereniging AEGON Netherlands Membership Association	Holding company
AEGON Nederland N.V.	Netherlands	100% AEGON N.V.	Holding company
AEGON Nevak Holding B.V.	Netherlands	100% AEGON N.V.	Holding company
AEGON Structured Settlements, Inc.	Kentucky	100% Commonwealth General Corporation	Administers structured settlements of plaintiff’s physical injury claims against property and casualty insurance companies
AEGON U.S. Corporation	Iowa	AEGON U.S. Holding Corporation owns 10,000 shares (75.54%); AEGON USA, Inc. owns 3,238 shares (24.46%)	Holding company
AEGON U.S. Holding Corporation	Delaware	225 shares of Series A Preferred Stock owned by Scottish Equitable Finance Limited	Holding company
AEGON USA Investment Management, Inc.	Iowa	100% AUSA Holding Co.	Investment advisor
AEGON USA Investment Management, LLC	Iowa	100% Transamerica Holding Corporation LLC.	Investment advisor
AEGON USA Real Estate Services, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and mortgage holding company
AEGON USA Realty Advisors, Inc.	Iowa	100% AUSA Holding Co,	Administrative and investment services
AEGON USA Travel and Conference Services LLC	Iowa	100% Money Services, Inc.	Travel and conference services

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
AEGON USA, Inc.	Iowa	10 shares Series A Preferred Stock owned by AEGON U.S Holding Corporation; 150,000 shares of Class B Non-Voting Stock owned by AEGON U.S. Corporation; 100 shares Voting Common Stock owned by AEGON U.S Corporation	Holding company
AEGON/Transamerica Fund Advisers, Inc.	Florida	Western Reserve Life Assurance Company of Ohio owns 78%; AUSA Holding Co. owns 22%	Fund advisor
AEGON/Transamerica Fund Services, Inc.	Florida	100% Western Reserve Life Assurance Co. of Ohio	Mutual fund
AEGON/Transamerica Investors Services, Inc.	Florida	100% AUSA Holding Co.	Shareholder services
AEGON/Transamerica Series Fund, Inc.	Maryland	100% AEGON/Transamerica Fund Advisors, Inc.	Investment advisor, transfer agent, administrator, sponsor, principal underwriter/distributor or general partner.
AFSG Securities Corporation	Pennsylvania	100% Commonwealth General Corporation	Broker-Dealer
ALH Properties Eight LLC	Delaware	100% RCC North America LLC	Real estate
ALH Properties Eleven LLC	Delaware	100% RCC North America LLC	Real estate
ALH Properties Fifteen LLC	Delaware	100% RCC North America LLC	Real estate
ALH Properties Five LLC	Delaware	100% RCC North America LLC	Real estate
ALH Properties Four LLC	Delaware	100% RCC North America LLC	Real estate
ALH Properties Fourteen LLC	Delaware	100% RCC North America LLC	Real estate
ALH Properties Nine LLC	Delaware	100% RCC North America LLC	Real estate
ALH Properties Seven LLC	Delaware	100% RCC North America LLC	Real estate
ALH Properties Seventeen LLC	Delaware	100% RCC North America LLC	Real estate
ALH Properties Sixteen LLC	Delaware	100% RCC North America LLC	Real estate
ALH Properties Ten LLC	Delaware	100% RCC North America LLC	Real estate
ALH Properties Thirteen LLC	Delaware	100% RCC North America LLC	Real estate
ALH Properties Three LLC	Delaware	100% RCC North America LLC	Real estate
ALH Properties Twelve LLC	Delaware	100% RCC North America LLC	Real estate
ALH Properties Two LLC	Delaware	100% RCC North America LLC	Real estate
Almond Partners, LLC	Delaware	100% Peoples Benefit Life Insurance Company	Real estate
Amana Finance	Illinois	50% Transamerica Joint Ventures, Inc.	Commercial finance
American Bond Services LLC	Iowa	100% Transamerica Life Insurance Company (sole member)	Limited liability company
Ammest Realty Corporation	Texas	100% Monumental Life Insurance Company	Special-purpose subsidiary
Ampac Insurance Agency, Inc. (EIN 23-2364438)	Pennsylvania	100% Academy Insurance Group, Inc.	Inactive
Ampac Insurance Agency, Inc. (EIN 23-1720755)	Pennsylvania	100% Commonwealth General Corporation	Provider of management support services
Ampac, Inc.	Texas	100% Academy Insurance Group, Inc.	Managing general agent
Apple Partners of Iowa LLC	Iowa	Members: 58.13% Monumental Life Insurance Company; 41.87% Peoples Benefit Life Insurance Company	Hold title on Trustee’s Deeds on secured property
ARC Reinsurance Corporation	Hawaii	100% Transamerica Corp,	Property & Casualty Insurance
ARS Funding Corporation	Delaware	100% Transamerica Accounts Holding Corporation	Dormant
AUSA Holding Company	Maryland	100% AEGON USA, Inc.	Holding company
AUSACAN LP	Canada	General Partner—AUSA Holding Co. (1%); Limited Partner—First AUSA Life Insurance Company (99%)	Inter-company lending and general business

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Bankers Financial Life Ins. Co.	Arizona	100% Voting Common Stock—First AUSA Life Insurance Co. Class B Common stock is allocated 75% of total cumulative vote. Class A Common stock is allocated 25% of total cumulative vote.	Insurance
Bankers Mortgage Company of CA	California	100% TRS	Investment management
Bay Capital Corporation	Delaware	100% M Credit, Inc.	Special purpose corporation
Benefit Plans, Inc.	Delaware	100% Commonwealth General Corporation	TPA for Peoples Security Life Insurance Company
BF Equity LLC	New York	100% RCC North America LLC	Real estate
Brunswick Acceptance Company, LLC	Delaware	51% Transamerica Ventures, LLC	Provides commercial financing services to Brunswick Corporation customers
BWAC Credit Corporation	Delaware	100% TCFCII	Inactive
BWAC International Corporation	Delaware	100% TCFCII	Retail appliance and furniture stores
BWAC Seventeen, Inc.	Delaware	100% TIFC	Holding company
BWAC Twelve, Inc.	Delaware	100% TCFCII	Holding company
BWAC Twenty-One, Inc.	Delaware	100% TIFC	Holding company
Canadian Premier Holdings Ltd.	Canada	100% AEGON DMS Holding B.V.	Holding company
Canadian Premier Life Insurance Company	Canada	100% Canadian Premier Holdings Ltd.	Insurance company
Cantrex Group Inc.	Quebec	100% Transamerica Acquisition Corporation Canada	Buying group and retail merchant services
Capital 200 Block Corporation	Delaware	100% Commonwealth General Corporation	Real estate holdings
Capital General Development Corporation	Delaware	100% Commonwealth General Corporation	Holding company
Capital Liberty, L.P.	Delaware	99.0% Monumental Life Insurance Company (Limited Partner); 1.0% Commonwealth General Corporation (General Partner)	Holding company
Coast Funding Corporation	Delaware	100% M Credit, Inc.	Special purpose corporation
Commonwealth General Corporation (“CGC”)	Delaware	100% AEGON U.S. Corporation	Holding company
Consumer Membership Services Canada Inc.	Canada	100% Consumer Membership Services, Inc.	Marketing of credit card protection membership services in Canada
Consumer Membership Services, Inc.	Delaware	100% Commonwealth General Corporation	Credit card protection
Corbeil Electrique, Inc.	Quebec	100% Cantrex Group, Inc.	Inactive
Cornerstone International Holdings Ltd.	UK	100% AEGON DMS Holding B.V.	Holding company
Cornerstone International Marketing Ltd.	UK	100% Cornerstone International Holdings Ltd.	Marketing
Coverna Direct Insurance Agency, Inc.	Maryland	100% Peoples Benefit Life Insurance Company	Insurance agency
CRC Creditor Resources Canadian Dealer Network Inc.	Canada	100% Creditor Resources, Inc.	Insurange agency
Creditor Resources, Inc.	Michigan	100% AUSA Holding Co.	Credit insurance
Direct Capital Equity Investments, Inc.	Delaware	100% M Credit, Inc.	Small business loans
Direct Capital Partners LLC	Delaware	33.33% M Credit, Inc.	Investment banking
Direct Capital Partners LP	Delaware	25% Direct Capital Partners LLC (General Partner); 75% Direct Capital Equity Investments, Inc. (Limited Partnership)	Investment banking
Distribution Support Services LLC	Delaware	100% Transamerica Commercial Finance Corporation	Holding company
Diversified Actuarial Services, Inc.	Massachusetts	100% Diversified Investment Advisors, Inc.	Employee benefit and actuarial consulting
Diversified Investment Advisors, Inc.	Delaware	100% AUSA Holding Co.	Registered investment advisor
Diversified Investors Securities Corp.		100% Diversified Investment Advisors, Inc.	Broker-Dealer
Edgewood IP, LLC	Iowa	100% TOLIC	Limited liability company
Eighty-Six Yorkville, Inc.	Delaware	100% RCC North America LLC	Real estate

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Emergent Business Capital Holdings, Inc.	Delaware	100% Transamerica Small Business Capital, Inc.	Small business capital and mezzanine financing company
FED Financial, Inc.	Delaware	100% Academy Insurance Group, Inc.	Special-purpose subsidiary
FGH Eastern Region LLC	Delaware	100% RCC North America LLC	Real estate
FGH Property Services, Inc.	Delaware	100% RCC North America LLC	Real estate
FGH Realty Credit LLC	Delaware	100% RCC North America LLC	Real estate
FGH USA LLC	Delaware	100% RCC North America LLC	Real estate
FGP 106 Fulton, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP 109th Street LLC	Delaware	100% RCC North America LLC	Real estate
FGP 90 West Street LLC	Delaware	100% RCC North America LLC	Real estate
FGP Bala, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP Broadway LLC	Delaware	100% RCC North America LLC	Real estate
FGP Burkewood, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP Bush Terminal, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP Centereach, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP Colonial Plaza, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP Coram, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP Emerson, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP Franklin LLC.	Delaware	100% RCC North America LLC	Real estate
FGP Herald Center, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP Heritage Square, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP Islandia, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP Keene LLC	Delaware	100% RCC North America LLC	Real estate
FGP Lincoln, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP Main Street, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP Merrick, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP Northern Blvd., Inc.	Delaware	100% RCC North America LLC	Real estate
FGP Remsen, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP Rockbeach, Inc	Delaware	100% RCC North America LLC	Real estate
FGP Schenectady, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP Stamford, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP West 14th Street, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP West 32nd Street, Inc.	Delaware	100% RCC North America LLC	Real estate
FGP West Street LLC	Delaware	100% RCC North America LLC	Real estate
FGP West Street Two LLC	Delaware	100% RCC North America LLC	Real estate
Fifth FGP LLC	Delaware	100% RCC North America LLC	Real estate
Financial Planning Services, Inc.	District of Columbia	100% Ampac Insurance Agency, Inc. (EIN #27-1720755)	Special-purpose subsidiary
Financial Resources Insurance Agency of Texas	Texas	100% owned by Dan Trivers, VP & Director of Operations of Transamerica Financial Advisors, Inc., to comply with Texas insurance law	Retail sale of securities products
First AUSA Life Insurance Company	Maryland	385,000 shares Common Stock owned by Transamerica Holding Company LLC; 115,000 Series A Preferred Stock owned by Transamerica Holding Company LLC	Insurance holding company
First FGP LLC	Delaware	100% RCC North America LLC	Real estate
Force Financial Group, Inc.	Delaware	100% Academy Insurance Group, Inc.	Special-purpose subsidiary
Fourth FGP LLC	Delaware	100% RCC North America LLC	Real estate
Frazer Association Consultants, Inc.	Illinois	100% Ampac Insurance Agency, Inc. (EIN #27-1720755)	TPA license-holder
Garnet Assurance Corporation	Kentucky	100% Life Investors Insurance Company of America	Investments
Garnet Assurance Corporation II	Iowa	100% Monumental Life Insurance Company	Business investments
Garnet Community Investments I, LLC	Delaware	100% Life Investors Insurance Company of America	Securities
Garnet Community Investments II, LLC	Delaware	100% Monumental Life Insurance Company	Securities

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Garnet LIHTC Fund I, LLC	Delaware	100% Garnet Community Investments I, LLC	Investments
Garnet LIHTC Fund II, LLC	Delaware	100% Garnet Community Investments II, LLC	Investments
Gemini Investments, Inc.	Delaware	100% TALIAC	Investment subsidiary
Global Premier Reinsurance Company, Ltd.	British Virgin	100% Commonwealth General Corporation	Reinsurance company
Great Companies, L.L.C.	Iowa	30% Money Services, Inc.	Markets & sells mutual funds & individually managed accounts
Greybox L.L.C. (“G”)	Delaware	100% TLHI	Intermodal freight container interchange facilitation service
Greybox Logistics Services Inc.	Delaware	100% TLHI	Intermodal leasing
Greybox Services Limited	U.K.	100% TLHI	Intermodal leasing
Gulf Capital Corporation	Delaware	100% M Credit, Inc.	Special purpose corporation
Health Benefit Services, Inc.	Delaware	100% Commonwealth General Corporation	Health discount plan
Home Loans and Finance Ltd.	U.K.	100% TIISI	Inactive
Icon Partners, Limited	UK	100% Insurance Consultants, Inc.	Insurance intermediary
ICS Terminals (UK) Limited	U.K.	100% Transamerica Leasing Limited	Leasing
IDEX Mutual Funds	Massachusetts	100% InterSecurities, Inc.	Mutual fund
Inland Water Transportation LLC	Delaware	100% Direct Capital Partners LP	Finance barges
Insurance Consultants, Inc.	Nebraska	100% Commonwealth General Corporation	Brokerage
Intermodal Equipment, Inc.	Delaware	100% TLHI	Intermodal leasing
InterSecurities, Inc.	Delaware	100% AUSA Holding Co.	Broker-Dealer
Inventory Funding Company, LLC	Delaware	100% Inventory Funding Trust	Holding company
Inventory Funding Trust	Delaware	100% Transamerica Commercial Finance Corporation	Delaware Business Trust
Investors Warranty of America, Inc.	Iowa	100% AUSA Holding Co.	Provider of automobile extended maintenance contracts
Iowa Fidelity Life Insurance Co.	Arizona	Ordinary common stock is allowed 60% of total cumulative vote. Participating common stock is allowed 40% of total cumulative vote. First AUSA Life Insurance Co.	Insurance
JMH Operating Company, Inc.	Mississippi	100% People’s Benefit Life Insurance Company	Real estate holdings
Legacy General Insurance Company	Canada	100% Canadian Premier Holdings Ltd.	Insurance company
Life Investors Alliance, LLC	Delaware	100% LIICA	Purchase, own, and hold the equity interest of other entities
Life Investors Insurance Company of America	Iowa	504,032 shares Common Stock owned by First AUSA Life Insurance Company; 504,033 shares Series A Preferred Stock owned by First AUSA Life Insurance Company.	Insurance
M Credit, Inc.	Delaware	100% TCFCII	Commercial lending
Massachusetts Fidelity Trust Co.	Iowa	100% AUSA Holding Co.	Trust company
Money Services, Inc.	Delaware	100% AUSA Holding Co.	Provides financial counseling for employees and agents of affiliated companies
Monumental General Administrators, Inc.	Maryland	100% Monumental General Insurance Group, Inc.	Provides management srvcs. to unaffiliated third party administrator
Monumental General Casualty Co.	Maryland	100% First AUSA Life Ins. Co.	Insurance
Monumental General Insurance Group, Inc.	Maryland	100% AUSA Holding Co.	Holding company
Monumental General Life Insurance Company of Puerto Rico	Puerto Rico	First AUSA Life Insurance Company owns 51%	Insurance
Monumental General Mass Marketing, Inc.	Maryland	100% Monumental General Insurance Group, Inc.	Marketing arm for sale of mass marketed insurance coverage

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Monumental Life Insurance Company	Maryland	73.23% Capital General Development Company; 26.77% First AUSA Life Insurance Company	Insurance Company
National Association Management and Consultant Services, Inc.	Maryland	100% Monumental General Administrators, Inc.	Provides actuarial consulting services
National Financial Insurance Agency, Inc.	Canada	100% 1488207 Ontario Limited	Insurance agency
NEF Investment Company	Calfornia	100% TOLIC	Real estate development
ODBH Ltd./Harley Davidson Acceptance	U.K.	33% BWAC Twenty-One, Inc.	Holding company
Pension Life Insurance Company of America	New Jersey	100% Academy Life Insurance Company	Insurance company
Penske Financial Services LLC	Delaware	50% Transamerica Joint Ventures, Inc.	Commercial finance
Peoples Benefit Life Insurance Company	Iowa	76.3% Monumental Life Insurance Company; 20% Capital Liberty, L.P.; 3.7% CGC	Insurance Company
Peoples Benefit Services, Inc.	Pennsylvania	100% Veterans Life Insurance Company	Special-purpose subsidiary
Polaris Acceptance	Illinois	50% Transamerica Joint Ventures, Inc.	Commercial finance
Premier Solutions Group, Inc.	Maryland	100% Creditor Resources, Inc.	Credit insurance
Private Label Funding LLC	Delaware	100% TBCC Funding Trust II	Delaware Business Trust
Professional Life & Annuity Insurance Company	Arizona	100% Transamerica Life Insurance Co.	Reinsurance
Pyramid Insurance Company, Ltd.	Hawaii	100% Transamerica Corp.	Property & Casualty Insurance
QSC Holding, Inc.	Delaware	100% AEGON USA Realty Advisors, Inc.	Real estate and financial software production and sales
Quantitative Data Solutions, LLC	Delaware	60% owned by TOLIC	Special purpose corporation
Quest Membership Services, Inc.	Delaware	100% Commonwealth General Corporation	Travel discount plan
RCC North America LLC	Delaware	100% AEGON USA, Inc.	Real estate
RCC Properties Limited Partnership	Iowa	AEGON USA Realty Advisors, Inc. is General Partner and 5% owner; all limited partners are RCC entities within the RCC group	Limited Partnership
Real Estate Alternatives Portfolio 1 LLC	Delaware	100% Transamerica Life Insurance Company	Real estate alternatives investment
Real Estate Alternatives Portfolio 1 LLC	Delaware	Members: 37.25% Transamerica Life Insurance Co.; 30.75% TOLIC; 22.25% TALIAC; 7.5% Transamerica Financial Life Insurance Co.; 2.25% Stonebridge Life Insurance Co.	Real estate alternatives investment
Realty Information Systems, Inc.	Iowa	100% AEGON USA Realty Advisors, Inc.	Information Systems for real estate investment management
Roundit, Inc.	Maryland	50% AUSA Holding Co.	Financial services
Second FGP LLC	Delaware	100% RCC North America LLC	Real estate
Seventh FGP LLC	Delaware	100% RCC North America LLC	Real estate
Short Hills Management Company	New Jersey	100% AEGON U.S. Holding Corporation	Holding company
South Glen Apartments, LLC	Iowa	100% Transamerica Affordable Housing, Inc.	Limited liability company
Southwest Equity Life Ins. Co.	Arizona	100% of Common Voting Stock First AUSA Life Ins. Co.	Insurance
SpaceWise Inc.	Germany	100% Transamerica Ocean Container Corp.	Intermodal leasing
Stonebridge Casualty Insurance Company	Ohio	100% AEGON U.S. Corporation	Insurance company
Stonebridge Group, Inc.	Delaware	100% Commonwealth General Corporation	General purpose corporation
Stonebridge International Insurance Ltd.	UK	100% Cornerstone International Holdings Ltd.	General insurance company
Stonebridge Life Insurance Company	Vermont	100% Commonwealth General Corporation	Insurance company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
T Holdings, Inc.	Delaware	100% TCFCII	Holding company
TA Air IX, Corp.	Delaware	100% TEFSC	Special purpose corporation
TA Air V, Corp.	Delaware	100% TEFSC	Special purpose corporation
TA Air X, Corp.	Delaware	100% TEFSC	Special purpose corporation
TA Air XI, Corp.	Delaware	100% TEFSC	Special purpose corporation
TA Air XIX, Corp.	Delaware	100%TEFSC	Special purpose corporation
TA Air XV, Corp.	Delaware	100% TEFSC	Special purpose corporation
TA Air XVIII, Corp.	Delaware	100% TEFSC	Special purpose corporation
TA Heli I, Inc.	Delaware	100% TEFSC	Special purpose corporation
TA Leasing Holding Co., Inc.	Delaware	100% TFC	Holding company
TA Marine I, Inc.	Delaware	100% TEFSC	Special purpose corporation
TA Marine II, Inc.	Delaware	100% TEFSC	Special purpose corporation
TA Marine III, Corp.	Delaware	100% TEFSC	Special purpose corporation
TA Marine IV, Inc.	Delaware	100% TEFSC	Special purpose corporation
TA Marine V, Inc.	Delaware	100% TEFSC	Special purpose corporation
TA Marine VI, Inc.	Delaware	100% TEFSC	Special purpose corporation
T 5/8A Steel I LLC	Delaware	100% TEFSC	Special purpose corporation
TBC I, Inc.	Delaware	100% T Holdings, Inc.	Special purpose corporation
TBC III, Inc.	Delaware	100% T Holdings, Inc.	Special purpose corporation
TBC IV, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation
TBC Tax I, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation
TBC Tax II, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation
TBC Tax III, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation
TBC Tax IV, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation
TBC Tax IX, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation
TBC Tax V, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation
TBC Tax VI, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation
TBC Tax VII, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation
TBC Tax VIII, Inc.	Delaware	100% M Credit, Inc.	Special purpose corporation
TBCC Funding I LLC	Delaware	100% TBCC Funding Trust I	Delaware Business Trust
TBCC Funding II LLC	Delaware	100% TBCC Funding Trust II	Delaware Business Trust
TBCC Funding Trust I	Delaware	100% TCFCII	Delaware Business Trust
TBCC Funding Trust II	Delaware	100% TCFCII	Delaware Business Trust
TBK Insurance Agency of Ohio, Inc.	Ohio	100% Transamerica Financial Advisors Inc.	Variable insurance contract sales in state of Ohio
TCF Asset Management Corporation	Colorado	100% Transamerica Commercial Finance Corporation	A depository for foreclosed real and personal property
TDF Credit Insurance Services Limited	U.K.	100% Transamerica Commercial Finance Limited	Credit insurance brokerage
TDF de Mexico S. de R.L. de C.V.	Mexico	99% Transamerica Distribution Finance Corporation de Mexico S. de R.L. de C.V.; 1% Transamerica Corporate Services de Mexico S. de R.L. de C.V.	Service company for Whirlpool receivables
TFC Properties, Inc.	Delaware	100% TFC	Holding company
The AEGON Trust Advisory Board: Donald J. Shepard, Joseph B.M. Streppel, Alexander R. Wynaendts, and Craig D. Vermie	Delaware		Voting Trust
The Gilwell Company	California	100% TRS	Ground lessee of 517 Washington Street, San Francisco
The RCC Group, Inc.	Delaware	100% RCC North America LLC	Real estate
The Whitestone Corporation	Maryland	100% First AUSA Life Ins. Co.	Insurance agency
Third FGP LLC	Delaware	100% RCC North America, LLC	Real estate
TIFCO Lending Corporation	Illinois	100% BWAC Twelve, Inc.	General financing
TIHI Mexico, S. de R.L. de C.V.	Mexico	95% TIHI; 5% TOLIC	To render and receive all kind of administrative, accountant, mercantile and financial counsel and assistance to and from any other Mexican or foreign corporation, whether or not this company is a shareholder of them
Tivoli Investment, LLC	Delaware	100% Transamerica Commercial Real Estate Finance, LLC	Investments
Trans Ocean Container Corp.	Delaware	100% Trans Ocean Ltd.	Intermodal leasing

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Trans Ocean Leasing Deutschland GmbH	Germany	100% Trans Ocean Container Corp.	Intermodal leasing
Trans Ocean Ltd.	Delaware	100% TA Leasing Holding Co. Inc.	Holding company
Trans Ocean Management Corporation	California	100% Transamerica Ocean Container Corp.	Inactive
Trans Ocean Management S.A.	Switzerland	100% Transamerica Ocean Container Corp.	Intermodal leasing
Trans Ocean Regional Corporate Holdings	California	100% Transamerica Ocean Container Corp.	Holding company
Transamerica Accounts Holding Corporation	Delaware	100% Transamerica Distribution Finance Corporation	Holding company
Transamerica Acquisition Corporation, Canada	Canada	100% Transamerica Commercial Finance Corporation, Canada	Holding company
Transamerica Affinity Services, Inc.	Maryland	100% AEGON Direct Marketing Services, Inc.	Marketing company
Transamerica Affordable Housing, Inc.	California	100% TRS	General partner LHTC Partnership
Transamerica Alquiler de Trailers, S.L.	Spain	100% TLHI	Leasing
Transamerica Annuity Service Corp.	New Mexico	100% TSC	Performs services required for structured settlements
Transamerica Assurance Company	Missouri	100% TALIAC	Life and disability insurance
Transamerica Aviation LLC	Delaware	100% TEFSC	Special purpose corporation
Transamerica Aviation 041 Corp.	Delaware	100% TEFSC	Special purpose corporation
Transamerica Aviation 400 Corp.	Delaware	100% TEFSC	Special purpose corporation
Transamerica Business Capital Corporation	Delaware	100% TCFCII	Commercial lending
Transamerica Business Technologies Corporation.	Delaware	100% Transamerica Corp.	Telecommunications and data processing
Transamerica Capital, Inc.	California	100% AUSA Holding Co.	Broker/Dealer
Transamerica Catalyst Financial Services LLC	Delaware	100% Transamerica Commercial Finance Corporation	Owns & operates electronic/internet enabled system
Transamerica CBO I, Inc.	Delaware	100% Transamerica Corp.	Owns and manages a pool of high- yield bonds
Transamerica China Investments Holdings Limited	Hong Kong	99% TOLIC	Holding company
Transamerica Commercial Finance Canada, Limited	Ontario	100% BWAC Seventeen, Inc.	Dormant
Transamerica Commercial Finance Corporation	Delaware	100% TIFC	Finance company
Transamerica Commercial Finance Corporation, I	Delaware	100% TFC	Holding company
Transamerica Commercial Finance Corporation, II (“TCFCII”)	Delaware	100% Transamerica Commercial Finance Corporation, I	Holding company
Transamerica Commercial Finance Corporation,Canada	Canada	100% BWAC Seventeen, Inc.	Commercial finance
Transamerica Commercial Finance France S.A.	France	100% TIFC	Factoring company
Transamerica Commercial Finance Limited	U.K.	100% Transamerica Commercial Holdings Limited	Commercial lending
Transamerica Commercial Holdings Limited	U.K.	100% BWAC Twenty-One Inc.	Holding company
Transamerica Commercial Real Estate Finance LLC	Illinois	100% T Holdings, Inc.	Bridge/mezzanine finance
Transamerica Consultora Y Servicios Limitada	Chile	95% TOLIC; 5% Transamerica International Holdings, Inc.	Special purpose limited liability corporation
Transamerica Consumer Finance Holding Company	Delaware	100% Transamerica Commercial Finance Corporation, I	Consumer finance holding company
Transamerica Consumer Mortgage Receivables Corporation	Delaware	100% Transamerica Consumer Finance Holding Company	Securitization company
Transamerica Corporate Services De Mexico S. de R.L. de C.V.	Mexico	99% Transamerica Distribution Finance Corporation de Mexico S. de R.L. de C.V.; 1% TDF de Mexico S. de R.L. de C.V.	Holds employees
Transamerica Corporation	Delaware	100% Transamerica Holding B.V.	Major interest in insurance and finance

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Corporation (Oregon)	Oregon	100% Transamerica Corp.	Name holding only—Inactive
Transamerica Direct Marketing Asia Pacific Pty Ltd.	Australia	100% AEGON DMS Holding B.V.	Holding company
Transamerica Direct Marketing Australia Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Marketing/operations company
Transamerica Direct Marketing Japan K.K.	Japan	100% AEGON DMS Holding B.V.	Marketing company
Transamerica Direct Marketing Korea Ltd.	Korea	99% AEGON DMS Holding B.V.: 1% AEGON International N.V.	Marketing company
Transamerica Direct Marketing Taiwan, Ltd.	Taiwan	100% AEGON DMS Holding B.V.	Authorized business: Enterprise management consultancy, credit investigation services, to engage in business not prohibited or restricted under any law of R.O.C., except business requiring special permission of government
Transamerica Distribution Finance—Overseas, Inc.	Delaware	100% Transamerica Commercial Finance Corporation	Commercial Finance
Transamerica Distribution Finance Corporation (“TDFC”)	Delaware	100% TCFCII	Holding company
Transamerica Distribution Finance Corporation de Mexico S. de R.L. de C.V.	Mexico	100% Transamerica Commercial Finance Corporation	Holding company in Mexican subsidiaries
Transamerica Distribution Finance Factorje S.A. de C.V.	Mexico	99% Transamerica Commercial Finance Corporation; 1% Transamerica Investory Finance Corp.	Finance company
Transamerica Distribution Finance Insurance Services, Inc.	Illinois	100% Transamerica Commercial Finance Corporation	Finance company
Transamerica Distribution Services, Inc.	Delaware	100% TLHI	Dormant
Transamerica Equipment Financial Services Corporation (“TEFSC”)	Delaware	100% TCFCII	Investment in Various equipment leases and loans
Transamerica Finance Corporation (“TFC”)	Delaware	100% Transamerica Corp.	Commercial & Consumer Lending & equipment leasing
Transamerica Financial Advisors, Inc.	Delaware	100% TSC	Broker/dealer
Transamerica Financial Institutions, Inc.	Minnesota	100% AEGON Financial Services Group, Inc.	Life insurance and underwriting services
Transamerica Financial Life Insurance Company	New York	87.40% First AUSA Life Insurance Company; 12.60% TOLIC	Insurance
Transamerica Financial Resources Ins. Agency of Alabama, Inc.	Alabama	100% Transamerica Financial Advisors, Inc.	Insurance agent & broker
Transamerica Financial Resources Ins. Agency of Massachusetts, Inc.	Massachusetts	100% Transamerica Financial Advisors, Inc	Insurance agent & broker
Transamerica Financial Resources Ins. Agency of Nevada, Inc.	Nevada	100% Transamerica Financial Advisors, Inc.	Insurance agent & broker
Transamerica Fincieringsmaatschappij B.V.	Netherlands	100% Transamerica GmbH, Inc.	Commercial lending in Europe
Transamerica Funding LP	U.K.	98% Transamerica Trailer Holdings I, Inc.; 1% Transamerica Distribution Services, Inc.; 1% ICS Terminals (UK) Limited	Intermodal leasing
Transamerica GmbH	Germany	90% Transamerica GmbH, Inc.; 10% BWAC Twenty-One, Inc.	Commercial lending in Germany
Transamerica GmbH, Inc.	Delaware	100% TIFC	Holding company
Transamerica Holding B.V.	Netherlands	100% AEGON International N.V.	Holding company
Transamerica Holding Company LLC	Delaware	100 shares Common Stock owned by AEGON USA, Inc; 100 shares Series A Preferred Stock owned by AEGON USA, Inc.	Holding company
Transamerica Home Loan	California	100% TFC	Consumer mortgages
Transamerica Income Shares, Inc.	Maryland	100% TOLIC	Mutual fund
Transamerica Index Funds, Inc.	Maryland	100% AEGON/Transamerica Fund Advsiors, Inc.	Mutual fund

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Insurance Finance Corporation	Maryland	100% BWAC Twelve, Inc.	Insurance premium financing
Transamerica Insurance Finance Corporation, California	California	100% Transamerica Insurance Finance Corporation	Insurance premium
Transamerica Insurance Marketing Asia Pacific Pty Ltd.	Australia	100% Transamerica Direct Marketing Asia Pacific Pty Ltd.	Insurance intermediary
Transamerica Intellitech, Inc.	Delaware	100% TFC	Real estate information and technology services
Transamerica International Holdings, Inc.	Delaware	100% Transamerica Corp.	Investments
Transamerica International Insurance Services, Inc. (“TIISI”)	Delaware	100% TSC	Holding & administering foreign operations
Transamerica International RE (Bermuda) Ltd.	Bermuda	100% Transamerica Corp.	Reinsurance
Transamerica Inventory Finance Corporation (“TIFC”)	Delaware	100% Transamerica Distribution Finance Corporation	Holding company
Transamerica Investment Management, LLC	Delaware	100% Transamerica Investment Services, Inc.	Investment adviser
Transamerica Investment Services, Inc. (“TISI”)	Delaware	100% Transamerica Corp.	Investment adviser
Transamerica Investors, Inc.	Maryland	Maintains advisor status	Advisor
Transamerica Joint Ventures, Inc.	Delaware	100% Transamerica Commercial Finance Corporation	Holding company
Transamerica Leasing (HK) Ltd.	Hong Kong	100% TLHI	Leasing
Transamerica Leasing Coordination Center	Belgium	100% TLHI	Leasing
Transamerica Leasing DO Brasil LTDA.	Brazil	100% Transamerica Leasing, Inc	Container Leasing
Transamerica Leasing GmbH	Germany	100% TLHI	Leasing
Transamerica Leasing Holdings, Inc. (“TLHI”)	Delaware	100% Transamerica Leasing Inc.	Holding company
Transamerica Leasing Inc.	Delaware	100% Transamerica Leasing Holding Co.	Leases & Services intermodal equipment
Transamerica Leasing Limited	U.K.	100% TLHI	Leasing
Transamerica Leasing N.V.	Belguim	100% Intermodal Equipment Inc.	Leasing
Transamerica Leasing Pty. Ltd.	Australia	100% TLHI	Leasing
Transamerica Leasing SRL	Italy	100% Intermodal Equipment Inc.	Leasing
Transamerica Life Canada	Canada	100% AEGON Canada Inc.	Life insurance company
Transamerica Life Insurance and Annuity Company (“TALIAC”)	N. Carolina	100% TOLIC	Life insurance
Transamerica Life Insurance Company	Iowa	223,500 shares Common Stock owned by Transamerica Holding Company LLC; 42,500 shares Series A Preferred Stock owned by Transamerica Holding Company LLC.	Insurance
Transamerica Mezzanine Financing Inc.	Delaware	100% T Holdings, Inc.	Holding company
Transamerica Minerals Company	California	100% TRS	Owner and lessor of oil and gas properties
Transamerica Oakmont Corporation	California	100% TRS	General partner retirement properties
Transamerica Occidental Life Insurance Company (“TOLIC”)	Iowa	100% TSC	Life Insurance
Transamerica Occidental’s Separate Account Fund C	California	100% TOLIC	Mutual fund
Transamerica Pacific Insurance Company, Ltd.	Hawaii	100% Transamerica Corp.	Life insurance
Transamerica Premier Funds	Maryland	100% Transamerica Investors, Inc.	Investments
Transamerica Products I, Inc.	California	100% TPI	Co-general partner
Transamerica Products, Inc. (“TPI”)	California	100% TSC	Holding company
Transamerica Public Finance, LLC	Delaware	42% Transamerica Finance Corp.; 29% Transamerica Commercial Finance Corporation, I; 29% Transamerica Commercial Finance Corporation, II	Financial Services
Transamerica Pyramid Properties LLC	Iowa	100% TOLIC	Realty limited liability company

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
Transamerica Realty Investment Properties LLC	Delaware	100% TOLIC	Realty limited liability company
Transamerica Realty Services, LLC (“TRS”)	Delaware	100% Transamerica Corp.	Real estate investments
Transamerica Retirement Communities S.F., Inc.	Delaware	100% TFC Properties, Inc.	Owned property
Transamerica Retirement Communities S.J., Inc.	Delaware	100% TFC Properties, Inc.	Owned property
Transamerica Securities Sales Corp.	Maryland	100% TSC	Life insurance sales
Transamerica Service Company (“TSC”)	Delaware	100% TIHI	Passive loss tax service
Transamerica Small Business Capital, Inc.	Delaware	100% M Credit, Inc.	Holding company
Transamerica Technology Finance Corporation	Delaware	100% Transamerica Commercial Finance Corporation, II	Commercial lending and leasing
Transamerica Trailer Holdings I Inc.	Delaware	100% TLHI	Holding company
Transamerica Trailer Holdings II Inc.	Delaware	100% TLHI	Holding company
Transamerica Trailer Holdings III Inc.	Delaware	100% TLHI	Holding company
Transamerica Trailer Leasing (Belgium) N.V.	Belgium	100% TLHI	Leasing
Transamerica Trailer Leasing (Netherlands) B.V.	Netherlands	100% TLHI	Leasing
Transamerica Trailer Leasing A/S	Denmark	100% TLHI	Leasing
Transamerica Trailer Leasing AB	Sweden	100% TLHI	Leasing
Transamerica Trailer Leasing AG	Switzerland	100% TLHI	Leasing
Transamerica Trailer Leasing GmbH	Germany	100% TLHI	Leasing
Transamerica Trailer Leasing Limited	N.Y.	100% Transamerica Commercial Holdings Limited	Leasing
Transamerica Trailer Leasing S.N.C.	France	100% Greybox L.L.C.	Leasing
Transamerica Trailer Leasing Sp. Z.O.O.	Poland	100% TLHI	Leasing
Transamerica Transport Inc.	New Jersey	100% TLHI	Dormant
Transamerica Vendor Financial Services Corporation	Delaware	100% TDFC	Provides commercial leasing
Transamerica Vendor Management and Consulting LLC	Delaware	100% TREIC Joint Venture LLC	Consulting
Transamerica Ventures LLC	Delaware	100% Transamerica Joint Ventures, Inc.	Ownership and operation of a commercial finance business for Brunswick Corp. customers
TREIC Enterprises, Inc.	Delaware	100% TFC	Investments
TREIC Joint Venture LLC	Delaware	100% TREIC Enterprises, Inc.	Investments
TREIS Holdings, Inc.	Delaware	100% Transamerica Finance Corporation	Holding company
Trip Mate Insurance Agency, Inc.	Kansas	100% Monumental General Insurance Group, Inc.	Sale/admin. of travel insurance
Unicom Administrative Services, GmbH	Germany	100% Unicom Administrative Services, Inc.	Provider of admin. services
Unicom Administrative Services, Inc.	Pennsylvania	100% Academy Insurance Group, Inc.	Provider of admin. services
United Financial Services, Inc.	Maryland	100% First AUSA Life Ins. Co.	General agency
Universal Benefits Corporation	Iowa	100% AUSA Holding Co.	Third party administrator
USA Administration Services, Inc.	Kansas	100% TOLIC	Third party administrator
Valley Forge Associates, Inc.	Pennsylvania	100% Ampac Insurance Agency, Inc. (EIN #27-1720755)	Furniture & equipment lessor
Veterans Insurance Services, Inc.	Delaware	100% Ampac Insurance Agency, Inc. (EIN #27-1720755)	Special-purpose subsidiary
Veterans Life Insurance Agency, Inc.	Maryland	100% Veterans Life Insurance Company	Insurance
Veterans Life Insurance Company	Illinois	100% Transamerica Holding Company LLC	Insurance company
Western Reserve Life Assurance Co. of Ohio	Ohio	100% First AUSA Life Ins. Co.	Insurance
WFG Insurance Agency of Puerto Rico, Inc.	Puerto Rico	100% World Financial Group Insurance Agency, Inc.	Insurance agency
WFG Property & Casualty Insurance Agency of Alabama, Inc.	Alabama	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency
WFG Property & Casualty Insurance Agency of California, Inc.	California	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency

Name	Jurisdiction of Incorporation	Percent of Voting Securities Owned	Business
WFG Property & Casualty Insurance Agency of Mississippi, Inc.	Mississippi	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency
WFG Property & Casualty Insurance Agency of Nevada, Inc.	Nevada	100% WFG Property & Casualty Insurance Agency, Inc.	Insurance agency
WFG Property & Casualty Insurance Agency, Inc.	Georgia	100% World Financial Group Insurance Agency, Inc.	Insurance agency
WFG Securities of Canada, Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Mutual fund dealer
Whirlpool Financial Corporation Polska SpoZOO	Poland	100% Transamerica Commercial Finance Limited	Inactive—commercial finance
World Financial Group Holding Company of Canada Inc.	Canada	100%TIHI	Holding company
World Financial Group Insurance Agency of Canada Inc.	Ontario	50% World Financial Group Holding Co. of Canada Inc.; 50% World Financial Group Subholding Co. of Canada Inc.	Insurance agency
World Financial Group Insurance Agency of Hawaii, Inc.	Hawaii	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency of Massachusetts, Inc.	Massachusetts	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency of New Mexico, Inc.	New Mexico	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency of Wyoming, Inc.	Wyoming	100% World Financial Group Insurance Agency, Inc.	Insurance agency
World Financial Group Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency
World Financial Group Subholding Company of Canada Inc.	Canada	100% World Financial Group Holding Company of Canada, Inc.	Holding company
World Financial Group, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Marketing
World Group Securities, Inc.	Delaware	100% AEGON Asset Management Services, Inc.	Broker-dealer
WRL Insurance Agency of Massachusetts, Inc.	Massachusetts	100% WRL Insurance Agency, Inc.	Insurance agency
WRL Insurance Agency of Nevada, Inc.	Nevada	100% WRL Insurance Agency, Inc.	Insurance agency
WRL Insurance Agency of Texas, Inc.	Texas	Record Shareholder—Daniel L. DeMarco	Insurance agency
WRL Insurance Agency of Wyoming, Inc.	Wyoming	100% WRL Insurance Agency, Inc.	Insurance agency
WRL Insurance Agency, Inc.	California	100% Western Reserve Life Assurance Co. of Ohio	Insurance agency
Zahorik Company, Inc.	California	100% AUSA Holding Co.	Broker-Dealer
Zahorik Texas, Inc.	Texas	100% Zahorik Company, Inc.	Insurance agency
ZCI, Inc.	Alabama	100% Zahorik Company, Inc.	Insurance agency

Item 27.	Number of Contract Owners

As of December 31, 2003, there were no Contract owners.

Item 28.	Indemnification

The Iowa Code (Sections 490.850 et. seq.) provides for permissive indemnification in certain situations, mandatory indemnification in other situations, and prohibits indemnification in certain situations. The Code also specifies producers for determining when indemnification payments can be made.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person in connection with the securities being registered), the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriters

AFSG Securities Corporation

4333 Edgewood Road, N.E.

Cedar Rapids, Iowa 52499-0001

The directors and officers of AFSG Securities Corporation are as follows:

Larry N. Norman	Thomas R. Moriarty
Director and President	Vice President

Frank A. Camp	Teresa L. Stolba
Secretary	Assistant Compliance Officer

Lisa Wachendorf	William G. Cummings
Director, Vice President and	Controller and Treasurer
Chief Compliance Officer

Ann M. Spaes	Priscilla Hechler
Director and Vice President	Assistant Vice President and Assistant Secretary

Darin D. Smith	Clifton W. Flenniken, III
Vice President and Assistant Secretary	Assistant Treasurer

The principal business address of each person listed is AFSG Securities Corporation, 4333 Edgewood Road, N.E., Cedar Rapids, IA 52499-0001.

Commissions and Other Compensation Received by Principal Underwriter.

AFSG Securities Corporation, the broker/dealer, received $0 from the Registrant for the year ending December 31, 2003, for its services in distributing the Policies. No other commission or compensation was received by the principal underwriter, directly or indirectly, from the Registrant during the fiscal year.

AFSG Securities Corporation serves as the principal underwriter for Separate Account VA B, the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA C, Separate Account VA D, Separate Account VA E, Separate Account VA F, Separate Account VA I, Separate Account VA J, Separate Account VA K, Separate Account VA L, Separate Account VA P, Separate Account VA Q, Separate Account VA R, Separate Account VA S, Transamerica Corporate Separate Account Sixteen, Separate Account VL A and Legacy Builder Variable Life Separate Account. These accounts are separate accounts of Transamerica Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for Separate Account VA BNY, Separate Account VA QNY, Separate Account C, Separate Account VA-2LNY, TFLIC Series Life Account, and TFLIC Series Annuity Account. These accounts are separate accounts of Transamerica Financial Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for Separate Account I, Separate Account II and Separate

Account V. These accounts are separate accounts of Peoples Benefit Life Insurance Company.

AFSG Securities Corporation serves as principal underwriter for Separate Account VA U, WRL Series Life Account, WRL Series Life Corporate Account, WRL Series Annuity Account and WRL Series Annuity Account B. These accounts are separate accounts of Western Reserve Life Assurance Co. of Ohio.

AFSG Securities Corporation also serves as principal underwriter for Separate Account VA G, Separate Account VA H, Separate Account VA-2L and Transamerica Occidental Life Separate Account VUL-3. These accounts are separate accounts of Transamerica Occidental Life Insurance Company.

Item 30.	Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Manager Regulatory Filing Unit, Transamerica Life Insurance Company at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Item 31.	Management Services.

All management Contracts are discussed in Part A or Part B.

Item 32.	Undertakings

(a)	Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as Premiums under the Contract may be accepted.

(b)	Registrant undertakes that it will include either (i) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information or (ii) a space in the Policy application that an applicant can check to request a Statement of Additional Information.

(c)	Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Transamerica Life Insurance Company at the address or phone number listed in the Prospectus.

(d)	Transamerica Life Insurance Company hereby represents that the fees and charges deducted under the contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Transamerica Life Insurance Company.

SECTION 403(B) REPRESENTATIONS

Transamerica Life Insurance Company represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88), regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

TEXAS ORP REPRESENTATION

The Registrant intends to offer policies to participants in the Texas Option Retirement Program. In connection with that offering, the Registrant is relying on Rule 6c-7 under the Investment Company Act of 1940 and is complying with, or shall comply with, paragraphs (a) – (d) of that Rule.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 23rd day of July, 2004.

SEPARATE ACCOUNT VA W

TRANSAMERICA LIFE INSURANCE COMPANY
Depositor
*
Larry N. Norman
President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

Signatures	Title	Date

*	Director	, 2004
Christopher H. Garrett

*	Director (Principal Executive Officer)	, 2004
Larry N. Norman

/s/ Craig D. Vermie	Director	July 23, 2004
Craig D. Vermie

*	Director	, 2004
Arthur C. Schneider

*	Vice President and Corporate Controller	, 2004
Robert J. Kontz

*	Director, Vice President, Treasurer and Chief Compliance Officer	, 2004
Brenda K. Clancy

*	By Craig D. Vermie, Attorney-in-Fact

Registration No. 333-116562

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

EXHIBITS

TO

FORM N-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FOR

FLEXIBLE PREMIUM VARIABLE ANNUITY - G

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page No.*
(3)(a)(1)	Amendment No.5 to Principal Underwriting Agreement

(4)(a)	Form of Policy

(4)(b)	Form of Policy Rider – 5 For Life

(4)(e)	Form of Death Benefit Riders

(5)(a)	Form of Application

(8)(a)(3)	Amendment No.30 to Participation Agreement

*	Page numbers included only in manually executed original.